SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 8  TO
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

MCAFEE.COM CORPORATION
(Name of Subject Company)

MCAFEE.COM CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

Class A Common Stock: 579062100
(CUSIP Number of Class of Securities)

Evan S. Collins
Vice President, Chief Financial Officer and Secretary
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, California 94086
(408) 992-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenton J. King, Esq.
Celeste E. Greene, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
(650) 470-4500

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.    ☐

(i)

This Amendment No. 8 to Schedule 14D-9 amends and restates the Solicitation/Recommendation Statement on Schedule 14D-9, including all annexes thereto, originally filed by McAfee.com on July 16, 2002 and amended on July 19, 2002, July 22, 2002, July 23, 2002, July 25, 2002, July 30, 2002, July 31, 2002 and August 14, 2002.

ITEM 1.    SUBJECT COMPANY INFORMATION

The name of the subject company is McAfee.com Corporation, a Delaware corporation (“McAfee.com”). The address of McAfee.com’s principal executive offices is 535 Oakmead Parkway, Sunnyvale, California 94086. McAfee.com’s telephone number at that location is (408) 992-8100.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is McAfee.com’s Class A common stock, par value $0.001 per share (the “Class A Common Stock”). As of July 31, 2002, there were 12,106,688 shares of Class A Common Stock outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address of Person Filing this Statement

The filing person is the subject company. McAfee.com’s name, address and business telephone number are set forth in Item 1 above. McAfee.com’s website address is www.mcafee.com. The information on McAfee.com’s website does not constitute part of this Statement.

The Exchange Offer

This Statement relates to the exchange offer by Networks Associates, Inc., a Delaware corporation (“Network Associates”), pursuant to which each outstanding share of Class A Common Stock of McAfee.com (the “Shares”) may be exchanged for $8.00 plus 0.675 of a share of Network Associates common stock (the “Per Share Consideration”). The exchange offer is disclosed in a Tender Offer Statement on Schedule TO filed by Network Associates with the Securities and Exchange Commission (the “SEC”) on July 2, 2002 and as amended through August 15, 2002 (the “Schedule TO”). The exchange offer is on the terms and subject to the conditions set forth in an amended and restated offer to exchange prospectus (the “Offer to Exchange”) contained in amendment number six to the Registration Statement on Form S-4, dated August 15, 2002, that Network Associates filed with the SEC (as amended, the “Registration Statement”), which amends and restates the original offer to exchange prospectus dated July 2, 2002 contained in the Registration Statement as filed on that date and the prospectus supplements thereto dated July 16, 2002, July 22, 2002, July 30, 2002, July 31, 2002 and August 2, 2002 and contained in amendments to the Registration Statement filed on those dates and the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of the Shares (the “Transmittal Documents”). The exchange offer of Network Associates, as set forth in the Offer to Exchange and related Transmittal Documents, is referred to herein as the “Offer.”

The Schedule TO states that the address of Network Associates’ principal executive offices is 3965 Freedom Circle, Santa Clara, California 95054, and the telephone number at that location is (408) 988-3832.

With respect to all information described herein as contained in the Offer to Exchange and the Transmittal Documents, including information concerning Network Associates or its affiliates, officers or directors or actions or events with respect to any of them, McAfee.com takes no responsibility for the accuracy or completeness of such information or for any failure by Network Associates to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Formation of the Special Committee

Because Network Associates’ substantial voting control over McAfee.com and representation on the board of directors of McAfee.com (the “McAfee.com Board”), as described below in the section entitled “Network Associates’ Ownership and Control of McAfee.com,” could conflict with the interests of McAfee.com’s other stockholders, on March 17, 2002, the McAfee.com Board appointed a special committee of independent outside directors (the “Special Committee”) to review, consider and evaluate the exchange offer from Network Associates announced on March 18, 2002 and subsequently withdrawn on April 25, 2002, any other proposals concerning any potential strategic transaction involving McAfee.com and any other alternatives for maximizing value for the stockholders of the McAfee.com. The appointment of the Special Committee, which was constituted originally in response to the prior exchange offer commenced by Network Associates in March 2002, continues for the purposes of reviewing, considering and evaluating the Offer. The Special Committee is composed of Frank Gill and Richard Schell. Neither of Mr. Gill nor Dr. Schell is an officer of McAfee.com or affiliated with Network Associates, except as a director of McAfee.com.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The following is a summary of all material agreements, arrangements or understandings or actual or potential conflicts of interests between McAfee.com or its affiliates and (i) McAfee.com’s executive officers, directors or affiliates or (ii) Network Associates or each of its executive officers, directors or affiliates, in each case as known to McAfee.com.

Certain Arrangements Between McAfee.com and its Executive Officers, Directors and Affiliates

Certain contracts, agreements, arrangements and understandings between McAfee.com and its executive officers, directors and affiliates are described and set forth in pages 8 through 14 of the Annual Proxy Statement of McAfee.com filed on Schedule 14A with the SEC on April 30, 2002 (the “2002 Proxy Statement”), which is included as an exhibit to this Statement and is incorporated by reference herein. All information incorporated by reference is considered a part of this Statement, except for any information that is superseded by information included directly in this Statement.

Executive Compensation and Employment Matters

Information concerning executive compensation and employment matters is set forth in pages 10 through 14 of the 2002 Proxy Statement under the section entitled “Executive Compensation,” which is included as an exhibit to this Statement and is incorporated by reference herein.

Ownership of McAfee.com and Network Associates Common Stock by Executive Officers

As of July 31, 2002, Srivats Sampath, president and chief executive officer of McAfee.com, owned 10,667 shares of Class A Common Stock, and Evan Collins, vice president, chief financial officer and secretary of McAfee.com, owned 2,500 shares of McAfee.com Class A Common Stock. As of July 31, 2002, Mr. Sampath also had options to acquire 1,050,000 shares of Class A Common Stock, 629,166 of which will be vested or exercisable as of September 29, 2002. Mr. Collins had options to acquire 230,000 shares of Class A Common Stock as of July 31, 2002, 31,873 of which will be vested or exercisable as of September 29, 2002. The options held by Messrs. Sampath and Collins have 10-year terms unless otherwise terminated earlier. As of July 31, 2002, the value of unexercised “in the money” vested McAfee.com options held by Mr. Sampath and Mr. Collins is, respectively, $5,355,202 and $150,409 (using a closing market price on July 2, 2002 of $13.09 for Class A Common Stock). As of July 31, 2002, the value of unexercised “in the money” unvested McAfee.com options held by Mr. Sampath and Mr. Collins is, respectively, $2,328,656 and $844,921 (using a closing market price on July 31, 2002 of $13.09 for Class A Common Stock). As of July 31, 2002, the Shares beneficially owned by Mr. Sampath represented approximately 5.3% of the Shares outstanding on that date. As of July 31, 2002, the Shares beneficially owned by Mr. Collins represented less than 1% of the Shares outstanding on that date.

The options held by Messrs. Sampath and Collins generally vest as to 25% of the underlying shares commencing on the first anniversary of the date of grant, and 1/48th of the shares each month thereafter, provided that, respectively, each of Mr. Sampath and Mr. Collins continues to be employed by McAfee.com. Pursuant to the change of control agreements entered into by each of Messrs. Sampath and Collins (as further described below), in the event of a change of control, any McAfee.com options owned by the executive will become fully vested and exercisable if the successor fails to assume, or substitute for, such options, or if the executive’s employment is terminated for certain reasons following a change in control. On that basis, if Network Associates’ Offer is consummated, and a subsequent short-form merger of McAfee.com with and into Network Associates as described in the Offer to Exchange (the “Merger”) occurs, neither the Offer nor the Merger would, in of itself, automatically result in any acceleration of vesting of the McAfee.com options held by

Messrs. Sampath and Collins. If the executive is terminated without cause or constructively terminated due to “good reason” (as defined in the change of control agreements), however, his options will be fully vested and exercisable.

From June 1998 to December 1998, Mr. Sampath served as vice president of worldwide marketing at Network Associates. Mr. Collins was also employed by Network Associates prior to joining McAfee.com in 1999. As of July 31, 2002, Messrs. Sampath and Collins owned no shares of Network Associates common stock and had options to acquire, respectively, 150,000 and 7,393 shares of Network Associates common stock. As of July 31, 2002, Mr. Sampath did not have any unexercised “in the money” Network Associates options. As of July 31, 2002, the value of unexercised “in the money” vested and unvested Network Associates options held by Mr. Collins was, respectively, $6,000 and $2,039 (using a closing market price on July 2, 2002 of $12.15 for Network Associates common stock).

Change of Control Agreements with Certain Executive Officers

McAfee.com has not entered into employment or severance agreements covering its executive officers other than a change of control agreement that it entered into as of July 14, 2000, which was amended as of August 1, 2001, with each of Mr. Sampath and Mr. Collins (the “Change of Control Agreements”).

The Change of Control Agreements provide that if Mr. Sampath or Mr. Collins (i) is terminated without cause (as defined in the agreements) within 12 months following a “change of control” (as defined below) or between the execution of an agreement to effect a change of control and the effective date of a change of control or (ii) terminates for good reason (as defined in the Change of Control Agreements), then he is entitled to salary and a pro-rated portion of his target bonus for the year of termination through the date of termination, 12 months of salary and continued health care benefits for up to one year from termination. In addition, all the executive’s McAfee.com options become fully vested and exercisable, and all the executive’s McAfee.com restricted stock (if any) becomes fully transferable. For purposes of these agreements, a “change of control” includes: (i) a change in the board of directors within a two-year period, which results in less than a majority of the incumbent directors (as defined in the Change of Control Agreements) being members of the board of directors; (ii) so long as Network Associates owns at least 50.1% of the voting power of McAfee.com, a Network Associates change of control; (iii) the dissolution or liquidation of McAfee.com; or (iv) the acquisition of all or substantially all of McAfee.com’s issued and outstanding stock by Network Associates or a wholly owned subsidiary of Network Associates (which would be deemed to have occurred upon consummation of the Merger).

Additionally, the Change of Control Agreements provide that in connection with a change of control, in the event an acquirer or successor does not assume or substitute equivalent options for all of the executive’s McAfee.com options, then such options will become fully vested and exercisable immediately prior to the change of control and any restricted stock owned by the executive shall become freely transferable. The Change of Control Agreements also provide that if the benefits under the agreement or otherwise payable to each of  Mr. Sampath and Mr. Collins, respectively, constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and but for this provision would subject the executive to an excise tax, then the executive’s severance benefits will be reduced to the extent that such reduction gives the executive a greater after tax benefit. The Change of Control Agreement for each of Mr. Sampath and Mr. Collins is included as an exhibit to this Statement and is incorporated by reference herein.

Employee Stock Purchase Plan

Messrs. Sampath and Collins participate in the McAfee.com 1999 Employee Stock Purchase Plan (the “1999 ESPP”). Under the 1999 ESPP, in the event of a sale of all or substantially all of the assets of McAfee.com or the merger of McAfee.com with or into another corporation, each outstanding option will be assumed or an equivalent option substituted by the successor or a parent or subsidiary of the successor. If the options granted under the 1999 ESPP are not assumed or substituted, any purchase periods then in progress will be shortened by the establishment of a new purchase date by the McAfee.com Board, and any offering periods then in progress will end on the new purchase date. Such new purchase date will precede the date of McAfee.com’s proposed sale or merger. Network Associates has informed McAfee.com that it does not intend to assume options granted under the 1999 ESPP. Because Network Associates does not intend to assume the options under the 1999 ESPP, the McAfee.com Board has established a new purchase date for any outstanding options under the 1999 ESPP, and such purchase date will occur prior to the Merger. The McAfee.com Board also has suspended the 1999 ESPP following the new purchase date. The 1999 ESPP is included as an exhibit to this Statement and is incorporated by reference herein.

Director Compensation

McAfee.com reimburses non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors of McAfee.com. McAfee.com currently does not pay fees to its directors for attendance at meetings or for their services as members of the McAfee.com Board.

McAfee.com’s 1999 Director Option Plan (the “1999 Director Plan”) was adopted by the McAfee.com Board and approved by Network Associates, the then sole stockholder of McAfee.com, in September 1999. Members of the McAfee.com Board who are not McAfee.com employees, or employees of any parent, subsidiary or affiliate of McAfee.com, are eligible to participate in the 1999 Director Plan. The option grants under the 1999 Director Plan are automatic and nondiscretionary, and the exercise price of the options is the fair market value of the Class A Common Stock on the date of grant. Mr. Gill and Dr. Schell are currently the only directors who are eligible to participate in the 1999 Director Plan.

In connection with their addition to the McAfee.com Board in September 1999, Mr. Gill and Dr. Schell were each granted an option to acquire 75,000 shares of Class A Common Stock under the 1999 Director Plan. Each eligible director, other than Mr. Gill and Dr. Schell, is automatically granted an initial option to purchase 40,000 shares of Class A Common Stock under the 1999 Director Plan upon first becoming an eligible director. Subsequently, each eligible director, including Mr. Gill and Dr. Schell, is automatically granted an additional option to purchase 10,000 shares of Class A Common Stock on the anniversary date of such director’s service as a director so long as the director has served continuously as a member of the McAfee.com Board since the date of the director’s initial grant. On each of September 28, 2000 and 2001, Mr. Gill and Dr. Schell were each granted an option to purchase 10,000 shares of Class A Common Stock.

The director options have ten-year terms, but vested options generally terminate three months after the date the director ceases to be a director, or twelve months after a termination due to death or disability. All unvested options terminate when the director ceases to be a director. Options granted under the 1999 Director Plan become exercisable over a four-year period with 25% of the shares becoming exercisable after one year and the remainder becoming exercisable at a rate of 2.083% each subsequent month, so long as the director continues as a member of the McAfee.com Board. In the event of McAfee.com’s merger with or into another corporation or the sale of substantially all of McAfee.com’s assets, options granted under the 1999 Director Plan will become fully vested and immediately exercisable if not otherwise assumed or substituted by the acquirer, or if the optionee does not continue to serve as a director of McAfee.com or a successor corporation. The 1999 Director Plan is included as an exhibit to this Statement and is incorporated by reference herein.

If the Offer is consummated, and the subsequent Merger occurs, the Merger would not, in and of itself, automatically result in any acceleration of vesting of the director options unless Network Associates does not assume such options. In the Offer to Exchange, Network Associates stated that it will assume all existing options held by the directors of McAfee.com. Notwithstanding such assumption of the directors’ options, if either of Mr. Gill or Dr. Schell ceases to provide services to McAfee.com (or the successor entity), other than due to a voluntary resignation, his McAfee.com options will fully vest upon his cessation of service as a director. As of July 31, 2002, Mr. Gill and Dr. Schell had options to acquire, respectively, 70,000 and 75,000 shares of Class A Common Stock. The Shares beneficially owned by each of Mr. Gill and Dr. Schell as of July 31, 2002 represent less than 1% of the outstanding Shares on that date.

Indemnification of Directors and Officers

The Third Amended and Restated Certificate of Incorporation of McAfee.com (the “Charter”) provides that, to the fullest extent permitted under the Delaware General Corporation Law (the “DGCL”), any director of McAfee.com will not be personally liable to McAfee.com or its stockholders for monetary damages for a breach of fiduciary duty as a director. The Charter is included as an exhibit to this Statement and is incorporated by reference herein. McAfee.com’s second amended and restated bylaws (the “Bylaws”) provide that McAfee.com will, to the maximum extent and in the manner permitted under Delaware law, indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of McAfee.com. The Bylaws also provide that McAfee.com will advance expenses (including attorneys’ fees) incurred by a director or officer of McAfee.com in defending any action, suit or proceeding, subject to a repayment obligation in the event it is subsequently determined such person was not entitled to indemnification under the Bylaws. McAfee.com maintains an insurance policy covering officers and directors to cover any claims made against them for wrongful acts that they may otherwise be required to pay or for which McAfee.com is required to indemnify them, subject to certain exclusions. The Bylaws are included as an exhibit to this Statement and incorporated by reference herein.

McAfee.com also entered into indemnification agreements with certain directors and executive officers of McAfee.com in addition to the indemnification provided for in the Charter and Bylaws. These agreements, among other things, provide for indemnification of the directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any of these people in any action or proceeding arising out of his services as a director or executive officer of McAfee.com, to the fullest extent permitted by law and subject to the terms of such agreements. McAfee.com believes that these provisions and agreements are necessary to attract and retain qualified people as directors and executive officers. The form of indemnification agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Conflicts of Interest and Material Arrangements Between McAfee.com and Network Associates

Network Associates’ Ownership and Control of McAfee.com

McAfee.com was incorporated in Delaware in December 1998 as a wholly owned subsidiary of Network Associates. McAfee.com initially registered 6,250,000 shares (7,187,500 shares including the underwriters’ overallotment) of its Class A Common Stock for sale to the public in December 1999. Based on the offering price of $12.00 per share of Class A Common Stock, the gross proceeds from this offering were $86.2 million. After commissions paid to the underwriters, and other offering costs, the net proceeds were $78.9 million.

McAfee.com’s capital stock currently consists of Class A Common Stock and Class B common stock, par value $0.001 per share, which shares are convertible into Class A Common Stock at the option of the holder (“Class B Common Stock”). Holders of Class A Common Stock are entitled to one vote per share, and Network Associates, as the sole holder of Class B Common Stock, is entitled to three votes per share. As of July 31, 2002, Network Associates owned 36,000,000 shares of Class B Common Stock, representing approximately 75% of the outstanding equity interest of McAfee.com and approximately 90% of the overall voting power of McAfee.com’s outstanding capital stock. As a result of its stock ownership of McAfee.com, Network Associates exercises control over McAfee.com and has the power to control the outcome of actions requiring a vote of McAfee.com stockholders, including the election of the directors of McAfee.com, subject to the provisions of an Indemnification and Voting Agreement (as further described below), which obligates Network Associates to vote in favor of at least two independent directors, and a Stockholders Agreement (as further described below), which obligates Network Associates to vote for at least a majority of independent directors if a change of control (as defined in the Stockholders Agreement) of Network Associates takes place that is not approved by the continuing directors of Network Associates or the Network Associates continuing directors have ceased to constitute a majority of the Network Associates board of directors.

McAfee.com has a classified board of directors consisting of five members, which is divided into three classes with staggered three-year terms such that at each annual meeting of stockholders, the term of one class of directors expires. The McAfee.com Board currently consists of five directors: George Samenuk, Stephen Richards, Mr. Sampath, Mr. Gill and Dr. Schell. Messrs. Richards and Gill and Dr. Schell are members of the audit committee of the McAfee.com Board. Messrs. Samenuk and Gill and Dr. Schell are members of the compensation committee of the McAfee.com Board. Of these directors, Mr. Samenuk has served as chief executive officer and chairman of the board of Network Associates since January 2001. Mr. Samenuk is also chairman of the board of McAfee.com. Mr. Richards has served as chief operating officer and chief financial officer of Network Associates since April 2001. Neither Mr. Samenuk nor Mr. Richards beneficially owned any Shares as of August 15, 2002. Mr. Sampath is deemed to be an executive officer of Network Associates as chief executive officer of a significant subsidiary of Network Associates under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has been disclosed as such in Network Associates’ reports filed with the SEC.

Network Associates’ representation on the McAfee.com Board also enables it to influence the appointment of McAfee.com’s management. Accordingly, Network Associates has substantial influence over McAfee.com’s business strategy, including decisions relating to the pursuit of transactions, commercial opportunities and agreements with strategic partners. Under intercompany agreements between McAfee.com and Network Associates, Network Associates or its affiliates provide much of the core technology underlying the services and products provided by McAfee.com, as well as, among other things, certain management services. See “Transactions with Network Associates” below.

Actual and Potential Conflicts of Interest Between McAfee.com and Network Associates

Because McAfee.com’s on-line services and products incorporate a number of the same features as and share the McAfee brand with Network Associates’ products, the two companies have experienced actual and potential conflicts with respect to customer, market and brand confusion. In 1999, McAfee.com and Network Associates entered into the Technology Cross License Agreement (as described below under the heading “Transactions with Network Associates”) in an effort to clarify the market boundaries between the two companies. Beginning in 2001 and continuing through late June 2002, McAfee.com and Network Associates have had occasional disputes regarding the performance of Network Associates’ obligations under the Technology Cross License Agreement and the Network Associates Reseller Agreement (as described below under the heading “Transactions with Network Associates”), which supplemented and modified certain terms of the Technology Cross License Agreement, as well as the interpretation of the terms of those agreements. McAfee.com believes that Network Associates may have breached one or both of those agreements by, among other things, failing to report to McAfee.com revenues with respect to which McAfee.com is entitled royalties under the terms of the Technology Cross License Agreement and the Network Associates Reseller Agreement. Network Associates also alleges that McAfee.com has breached the McAfee.com Reseller Agreement (as described below under the heading of “Transactions of Network Associates”) by selling products to medium and large businesses. Based on its preliminary review of sales data for Network Associates and McAfee.com for the six month period ended June 30, 2002, McAfee.com determined that the impact of the alleged violations under the intercompany agreements was not material to the respective revenue of each company over the six month period ended June 30, 2002. Further, McAfee.com and Network Associates have agreed to mediate the disputes between them. The companies recently agreed to a mediator and are discussing the timing and scope of the mediation.

Transactions with Network Associates

McAfee.com has entered into certain agreements with Network Associates for the purpose of defining their ongoing relationship. These agreements were developed in the context of a parent/subsidiary relationship and therefore are not the result of arms-length negotiations between independent parties. McAfee.com also has entered into certain agreements with other affiliates of Network Associates. Although these agreements or the transactions contemplated by these agreements may not have been effected on terms at least as favorable to

McAfee.com as could have been obtained from unaffiliated third parties, McAfee.com believes that these agreements taken as a whole, if appropriately complied with, are fair to both parties and that the amount of the expenses contemplated by the agreements would not be materially different if McAfee.com operated on a standalone basis.

Corporate Management Services Agreement.    On January 1, 1999, McAfee.com entered into a corporate management services agreement with Network Associates (the “Management Services Agreement”) under which Network Associates provides McAfee.com certain administrative services. Under the Management Services Agreement, Network Associates provides to McAfee.com services relating to tax, accounting, insurance, employee benefits administration, corporate record-keeping, payroll, information technology infrastructure and facilities management (all of such services, the “Management Services”). In addition, McAfee.com may request certain additional services to be provided from time-to-time in the future, with the fee for such additional services subject to negotiation between the parties. From January 1, 1999 through December 31, 2000, McAfee.com’s share of such costs was calculated based on headcount. In January 2001, McAfee.com amended the existing Management Services Agreement to provide that McAfee.com will pay to Network Associates $400,000 per calendar quarter for the Management Services. Under the Management Services Agreement, Network Associates charged McAfee.com $800,000 in the six months ended June 30, 2002. Network Associates charged McAfee.com $1.6 million in 2001, $5.8 million in 2000 and $3.7 million in 1999 for Management Services. The Management Services Agreement may be terminated either by McAfee.com upon 30 days notice, or by Network Associates (1) when it ceases to hold a majority of the voting power of McAfee.com’s outstanding voting stock or (2) upon 180 days notice if Network Associates determines that the fees do not adequately compensate Network Associates for the services rendered and Network Associates and McAfee.com are unable to agree upon mutually acceptable fees. Following a termination of the Management Services Agreement, McAfee.com may be unable to secure these services from others on acceptable terms. The Management Services Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Technology Cross License Agreement.    McAfee.com entered into a technology cross license agreement with Network Associates and Networks Associates Technology Corp., a wholly owned subsidiary of Network Associates, as of January 1, 1999 (the “Technology Cross License Agreement”). Under the Technology Cross License Agreement, Network Associates granted McAfee.com worldwide, non-exclusive patent licenses and exclusive copyright licenses for the sale or licensing of software products or software services solely via the Internet to certain original equipment manufacturers (“OEMs”) and end users. In consideration for the license and rights granted under the Technology Cross License Agreement, McAfee.com is required to pay to Network Associates a royalty on revenues from related product and subscription sales. The royalty was initially set at a rate of 20% on January 1, 1999 and declined 1.625% per quarter to the rate of 7% in the quarter beginning January 1, 2001, and it remains at 7% for the duration of the agreement. Also under the Technology Cross License Agreement, McAfee.com has granted Network Associates non-exclusive patent licenses and exclusive copyright licenses for the sale of products to enterprise customers through any method of distribution, including the Internet, and to end users not solely via the Internet. In consideration for the rights granted under this license, Network Associates is required to pay McAfee.com a royalty of $250,000 per quarter. The Technology Cross License Agreement has a perpetual term and is subject to termination only in limited circumstances as set forth in the agreement, including upon a substantial breach of a material term of the agreement by the non-terminating party following notice and a cure period and subject to dispute resolution procedures set forth in the agreement.

During the six months ended June 30, 2002, McAfee.com was charged $1.7 million for royalties, net of royalties received from Network Associates. McAfee.com was charged $2.4 million during 2001, $2.2 million during 2000 and $2.4 million during 1999 for royalties. For 1999, McAfee.com was charged $4.4 million for support services. There are no support services charges for 2001 and 2000, however, because as of January 1, 2000, Network Associates agreed to no longer charge McAfee.com for support services as McAfee.com provides these services to their customers on an on-going basis. The Technology Cross License Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Asset Contribution and Receivables Settlement Agreement.    McAfee.com entered into an asset contribution agreement with Network Associates, effective as of January 1, 1999 (the “Asset Contribution and Receivables Settlement Agreement”), that transferred ownership of certain assets to McAfee.com. Among the assets that were transferred to McAfee.com are a number of co-hosting and technology agreements to which Network Associates is a party, revenues from advertising and sponsorship agreements involving McAfee.com, ownership rights in three patent applications, computers and internet infrastructure hardware and any other assets which both the McAfee.com Board and Network Associates’ board of directors agree to transfer at a future date. All assets transferred from Network Associates have been recorded as a permanent contribution to capital at Network Associates’ carryover basis. No liabilities were transferred to McAfee.com, except for those directly resulting from the assets transferred. The Asset Contribution and Receivables Settlement Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Tax Sharing Agreement.    McAfee.com and Network Associates entered into a tax-sharing agreement, dated as of January 1, 1999 (the “Tax Sharing Agreement”), under which McAfee.com calculates income taxes on a separate return basis. McAfee.com will be included in Network Associates’ consolidated group for federal income tax purposes for so long as Network Associates beneficially owns at least 80% of the total voting power of McAfee.com. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between McAfee.com and Network Associates, during the period in which McAfee.com is included in Network Associates’ consolidated group, McAfee.com could be liable for any federal tax liability incurred, but not discharged, by any other members of Network Associates’ consolidated group. Under the Tax Sharing Agreement, Network Associates and each other member of the consolidated group has agreed to indemnify McAfee.com if McAfee.com is required to pay any tax liability amount in excess of its hypothetical separate income tax liability, provided that McAfee.com is not in default in its obligation to pay such hypothetical separate income tax liability to Network Associates. The Tax Sharing Agreement terminates if McAfee.com is no longer eligible to join Network Associates in the filing of a consolidated federal income tax return. In the event of such termination, any net operating losses or other carry forward amounts would not be available to McAfee.com upon departure from the consolidated group. Under the Tax Sharing Agreement, McAfee.com would not be reimbursed for any such loss of tax benefits. The Tax Sharing Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Indemnification and Voting Agreement.    McAfee.com entered into an indemnification and voting agreement with Network Associates which became effective on December 2, 1999 (the “Indemnification and Voting Agreement”). Except under certain specified circumstances, under the Indemnification and Voting Agreement Network Associates agrees to indemnify McAfee.com for all losses related to any third party claims relating to events or circumstances arising out of actions or inaction of Network Associates, including its subsidiaries and officers and directors, on or prior to December 2, 1999. Additionally, for so long as Network Associates owns at least 20% of McAfee.com’s outstanding voting power, it will vote its shares of McAfee.com common stock in favor of the election of two independent directors. The Indemnification and Voting Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Registration Rights Agreement.    McAfee.com entered into a registration rights agreement with Network Associates, dated July 20, 1999 (the “Registration Rights Agreement”), that entitles Network Associates to include its shares of McAfee.com common stock in any future registration of common stock made by McAfee.com, other than any registration statement relating to an acquisition or a stock option plan. In addition, at any time after six months from December 2, 1999, Network Associates or certain transferees can request that McAfee.com file a registration statement so they can publicly sell their shares. McAfee.com has agreed pursuant to the terms of the Registration Rights Agreement to pay all costs and expenses, other than underwriting discounts and commissions, related to shares to be sold by Network Associates or certain transferees in connection with any such registration. The Registration Rights Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Japanese Distribution Agreement.    On April 28, 2000, McAfee.com entered into a Master OEM Distributor Agreement, effective as of January 1, 2000, with Network Associates Co., Ltd. (“NAC”), at the time a majority owned and, as of June 27, 2001, a wholly-owned, Japanese subsidiary of Network Associates (the “Japanese Distribution Agreement”). Under the terms of the Japanese Distribution Agreement, NAC will be the exclusive distributor of certain of McAfee.com’s products in the Japanese personal computer (“PC”) OEM channel, subject to certain terms and conditions set forth in the agreement, for an initial term of three years, and McAfee.com will receive a license fee. Under the Japanese Distribution Agreement, McAfee.com also will pay NAC a revenue share of ten percent (10%) of net sales revenue it initially receives from PC OEM customers that subsequently purchase a subscription to McAfee Clinic. During the six months ended June 30, 2002, McAfee.com recognized product revenue of $598,000, net of revenue share. McAfee.com recognized product revenue relating to license revenue from NAC of $1.8 million during 2001. As of December 31, 2001, there was no account receivable from NAC. The Japanese Distribution Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Japanese Distribution Letter Agreement.    In a letter to McAfee.com dated June 21, 2001, (the “Japanese Distribution Letter Agreement”), Network Associates agreed to permit SourceNext Corporation (“SourceNext”), through an agreement between SourceNext and McAfee.com (the “SourceNext Agreement”), to distribute to both OEM and retail customers in Japan, Japanese language versions of certain of Network Associates licensed products and McAfee.com derivative products, notwithstanding the restrictions contained in the Technology Cross License Agreement and the McAfee.com Reseller Agreement (described below). The Japanese Distribution Letter Agreement also provides that other than sales to specified OEMs and end users, during the term of the SourceNext Agreement, Network Associates and NAC will not distribute the products covered by the SourceNext Agreement in Japan to retail customers and OEMs. The Japanese Distribution Letter Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Reseller Agreements.    Effective as of March 31, 2001, McAfee.com entered into two reseller agreements with Network Associates, one with McAfee.com as the reseller (the “McAfee.com Reseller Agreement”) and one with Network Associates as the reseller (the “Network Associates Reseller Agreement”). Under the McAfee.com Reseller Agreement, McAfee.com is permitted, among other things, to resell Network Associates licensed products and derivative McAfee.com products and services to business customers worldwide, except in Japan, for individual small office use. Under the Network Associates Reseller Agreement, Network Associates is permitted, among other things, to resell McAfee.com’s products to OEMs, application service providers, managed service providers and to end users, either directly or through resellers, in certain countries. Each of the McAfee.com Reseller Agreement and the Network Associates Reseller Agreement has a perpetual term and is subject to termination only in limited circumstances as set forth in the agreement, including upon a party’s engagement in unlawful business practices in breach of the agreement or a party’s violation or nonperformance of any covenant contained in the agreement. Termination of the McAfee.com Reseller Agreement or Network Associates Reseller Agreement requires notice and a cure period and bona fide disputes as to the grounds of termination are subject to dispute resolution procedures on the same terms as are contained in the Technology Cross License Agreement.

For the six months ended June 30, 2002, McAfee.com paid Network Associates $1.1 million in license fees under the McAfee.com Reseller Agreement and generated revenue of $1.0 million, net of the amount paid to Network Associates, under the McAfee.com Reseller Agreement. For 2001, McAfee.com paid Network Associates $1.7 million in license fees under the McAfee.com Reseller Agreement. McAfee.com generated net revenue of $1.3 million for 2001 from the sale of Network Associates products under the McAfee.com Reseller Agreement. To date, McAfee.com has not received any payment from Network Associates or recognized any revenue under the Network Associates Reseller Agreement. Each of the McAfee.com Reseller Agreement and the Network Associates Reseller Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Stockholders Agreement.    McAfee.com and Network Associates entered into a stockholders agreement, effective December 2, 1999 (the “Stockholders Agreement”), which provides for certain voting rights with respect to the Class B Common Stock and voting obligations in the event of a change in control of Network Associates. A change of control under this agreement is defined as any period during which a person has acquired beneficial ownership of 15% or more of Network Associates’ outstanding common stock without the approval of the Network Associates continuing directors or Network Associates continuing directors have ceased to constitute a majority of the Network Associates board of directors. Under these circumstances, the McAfee.com Class B Common Stock held by Network Associates is entitled to only one vote per share instead of three votes per share and Network Associates is obligated to vote its McAfee.com shares to cause the McAfee.com Board to consist of at least a majority of independent directors.

Network Associates’ Post-Acquisition Plans For McAfee.com

Upon completion of the Offer and the Merger, McAfee.com will cease to exist as a separate company. As a result, McAfee.com will no longer have its own board of directors, officers or capitalization. In addition, upon completion of the Merger, the Shares will no longer be publicly traded or listed on any stock exchange. In the Offer to Exchange, Network Associates has stated that it has no current plans which relate to or would result in any change in the assets, operations, property, personnel or policies of McAfee.com, but it also expressed its intent to review these areas upon completion of the Offer and Merger to determine what changes, if any, are necessary or appropriate to better organize, integrate and coordinate McAfee.com’s business with Network Associates’ business. In the Offer to Exchange, Network Associates further reserved the right to consider transactions such as acquisitions or dispositions of material assets, formation of alliances or joint ventures or other forms of cooperation with third parties or other extraordinary transactions affecting the McAfee.com business or its operations.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

After careful consideration by the Special Committee, including a thorough review of the Offer with the Special Committee’s independent legal and financial advisors, the Special Committee and, upon the recommendation of the Special Committee, the McAfee.com Board have determined that the Offer is fair to the holders of the Shares, other than Network Associates and its affiliates.

Accordingly, the Special Committee and the Board of Directors recommend that holders of Shares accept the Offer and exchange their Shares in the Offer.

A form of letter communicating the McAfee.com Board’s recommendation to holders of Shares and a press release relating to the recommendation to accept the Offer are filed as Exhibits (a)(10) and (a)(11) to this Schedule 14D-9 and are incorporated herein by reference.

Network Associates’ Prior Offer

From time to time during 2001 through February 2002, Mr. Sampath and Mr. Samenuk had informal discussions regarding the re-combination of McAfee.com and Network Associates. The discussions were all preliminary and exploratory in nature, and no formal proposals were ever made and no agreements were ever reached.

On March 16, 2002, Mr. Samenuk telephoned Mr. Sampath, and Mr. Gill and Dr. Schell, McAfee.com’s independent and outside directors, to inform them that earlier that day the board of directors of Network Associates had approved the acquisition of the outstanding Shares. Shortly thereafter, Mr. Samenuk delivered a letter, also dated March 16, 2002, to Mr. Sampath which described Network Associates’ proposal to offer 0.675 of a share of Network Associates common stock in exchange for each outstanding Share and to which was attached a copy of Network Associates’ press release announcing the Network Associates’ intent to commence that offer. Later that day, Mr. Sampath and other members of senior management of McAfee.com consulted with Skadden, Arps, Slate, Meagher & Flom, LLP (“Skadden, Arps”), outside counsel to McAfee.com, in response to that offer.

On March 17, 2002, at a meeting of the McAfee.com Board, members of the board considered and discussed the formation of the Special Committee, consisting of independent and outside board members Mr. Gill and Dr. Schell, to review, consider and evaluate the proposed offer, any offer commenced by Network Associates and any subsequent modifications to such offer, in addition to other strategic alternatives. Board members Mr. Samenuk and Mr. Richards, each of whom is an executive officer with Network Associates, abstained from the McAfee.com Board’s approval of the formation of the Special Committee.

Immediately following the meeting of the McAfee.com Board on March 17, 2002, the Special Committee convened a meeting to discuss the proposed offer with members of senior management of McAfee.com. A representative of Skadden, Arps, outside counsel to McAfee.com, outlined the duties of the members of the Special Committee and described each member’s fiduciary responsibilities under Delaware law. During that meeting, the Special Committee determined to engage a financial advisor and outside counsel to assist it in the evaluation of the proposed offer and exploration of alternatives. After discussion, the Special Committee approved a press release that McAfee.com would issue the following day, March 18, 2002, announcing receipt of the letter containing the proposed offer and the formation of the Special Committee.

At a meeting of the Special Committee held on March 20, 2002, the Special Committee engaged Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as its financial advisor and Skadden, Arps as its counsel to assist the Special Committee in discharging its responsibilities. In the past, Skadden Arps has represented Network Associates in discrete litigation matters unrelated to McAfee.com. The Special Committee was aware of the fact and the nature of such prior representations. Members of senior management were also present at the meeting. Thereafter, the Special Committee, with the assistance of its financial advisor and legal counsel, considered and discussed the proposed offer and strategic alternatives available to McAfee.com. Representatives of Skadden, Arps reviewed generally the fiduciary responsibilities of the Special Committee and discussed the class-action lawsuits filed in the Delaware and California courts.

On March 24, 2002, the Special Committee held a meeting to consider the proposed offer, assisted by the Special Committee’s financial advisors and legal counsel. Members of senior management were also present at the meeting. At that meeting, representatives of Morgan Stanley presented its financial analysis of the proposed offer. Also at that meeting, a representative of Skadden, Arps advised the Special Committee on matters relating to the federal securities laws in connection with exchange offers and communications with McAfee.com stockholders. After deliberation and discussion, the Special Committee determined that, based on the analysis conducted to date, the proposed offer was financially inadequate. The Special Committee also approved a press release to be issued the following day announcing its view of the proposed offer.

On March 25, 2002, McAfee.com issued a press release stating its view that the proposed offer was inadequate.

On March 26, 2002, Network Associates announced that the staff of the SEC had commenced a “Formal Order of Private Investigation” (the “SEC Investigation”). Network Associates also disclosed publicly that it believes that the SEC Investigation is focused on its accounting practices during the 2000 fiscal year, but that the SEC may look at other periods. Network Associates further disclosed that it had reviewed its accounting for fiscal 2000 with outside auditors and believed that the accounting was proper.

On March 29, 2002, Network Associates commenced an offer to exchange 0.675 of a share of Network Associates common stock for each Share on the terms initially set forth in the offer to exchange prospectus contained in the Registration Statement on Form S-4 filed with the SEC on March 29, 2002.

From April 3, 2002 through April 9, 2002, representatives of Network Associates and McAfee.com, together with their legal and financial advisors, held discussions regarding the proposed offer. As a result of those discussions, Network Associates ultimately agreed to increase the exchange ratio from 0.675 to 0.78 and to modify certain conditions to the proposed offer (the “Prior Offer”).

On the evening of April 9, 2002, the Special Committee, together with its financial and legal advisors, held a meeting to discuss the exchange ratio of 0.78 and the Prior Offer generally. Representatives of Morgan Stanley presented its financial analysis of the exchange ratio of 0.78. Following discussion among the members of the Special Committee, Morgan Stanley delivered an oral opinion, subsequently confirmed in writing as of the same date, to the effect that as of such date and subject to and based on the assumptions and other considerations set forth in its written opinion, the 0.78 exchange ratio described in the Prior Offer was fair from a financial point of view to holders of the Shares, other than Network Associates and its affiliates. The Special Committee then determined unanimously that the Prior Offer was fair to holders of McAfee.com Class A Common Stock other than Network Associates and its affiliates and resolved to recommend that holders of the Shares accept the Prior Offer and exchange their Shares in the Prior Offer.

Immediately following the meeting of the Special Committee, the entire McAfee.com Board, together with representatives of Morgan Stanley and Skadden, Arps, held a meeting to receive the recommendation of the Special Committee. The McAfee.com Board, after receiving the Special Committee’s recommendation, determined unanimously that the Prior Offer was fair to holders of McAfee.com Class A Common Stock other than Network Associates and its affiliates and resolved to recommend that holders of the Shares accept the Prior Offer and exchange their Shares in the Prior Offer.

On April 10, 2002, before open of market trading, Network Associates and McAfee.com issued a joint press release announcing the Prior Offer.

On April 25, 2002, the day before the Prior Offer was scheduled to expire, Network Associates announced that it had discovered accounting inaccuracies in certain prior period financial statements, which required restatement of its financial statements for those periods, and that it would withdraw the Prior Offer.

On May 17, 2002, Network Associates announced that its audit committee had completed an internal accounting investigation into the scope and magnitude of the accounting inaccuracies in certain of its financial statements. On June 28, 2002, Network Associates filed the restated financial statements with the SEC, which restatements did not impact the results of operations of Network Associates for the year ended December 31, 2001 or the quarter ended March 31, 2002.

For more detail on material contacts and board deliberations in connection with the Prior Offer, please refer to the Schedule 14D-9/A filed by McAfee.com with the SEC on April 22, 2002.

Background of the Transaction

Following withdrawal of the Prior Offer by Network Associates, McAfee.com concentrated its efforts on continuing the execution of its business plan as a standalone publicly-traded company. Senior management of McAfee.com, however, determined that it would be necessary to revisit areas of conflict that had previously arisen between the two companies. Because McAfee.com’s on-line services and products incorporate a number of the same features as and share the McAfee brand with Network Associates’ products, the two companies have experienced actual and potential conflicts with respect to customer, market and brand confusion. In 1999, McAfee.com and Network Associates entered into the Technology Cross License Agreement in an effort to clarify the market boundaries between the two companies. Beginning in 2001 and continuing through late June 2002, McAfee.com and Network Associates have had occasional disputes regarding the performance of Network Associates’ obligations under the Technology Cross License Agreement and the Network Associates Reseller Agreement, which supplemented and modified certain terms of the Technology Cross License Agreement, as well as the interpretation of the terms of those agreements. McAfee.com believes that Network Associates may have breached one or both of those agreements by, among other things, failing to report to McAfee.com revenues with respect to which McAfee.com is entitled royalties under the terms of the Technology Cross License Agreement and the Network Associates Reseller Agreement. Network Associates also alleges that McAfee.com has breached the McAfee.com Reseller Agreement by selling products to medium and large businesses.

On June 13, 2002, the McAfee.com Board requested that Network Associates agree to submit to an independent audit of its records to determine whether Network Associates has paid to McAfee.com all royalties due to McAfee.com under the terms of the Technology Cross License Agreement and the Network Associates Reseller Agreement. Network Associates agreed to participate in such an audit process, which will also involve an independent audit of McAfee.com’s records. The McAfee.com Board believed then that it could not reasonably estimate the potential impact of the audit process on the financial results of McAfee.com and was uncertain as to the likely duration of such an audit process.

At a meeting of the entire McAfee.com Board held on June 13, 2002, Mr. Sampath, following discussions with Dr. Schell and Frank Gill, proposed for approval by the entire McAfee.com Board resolutions for the formation of an executive committee, to be comprised of Mr. Sampath, Dr. Schell and Mr. Gill. The resolutions proposed that the executive committee retain and exercise all of the powers and authority of the McAfee.com Board in the management of the business and affairs of McAfee.com in all circumstances in which the executive committee determined, in its sole discretion, that there may be a conflict of interest, potential for a conflict of interest or the appearance of a conflict of interest between McAfee.com and Network Associates. During that meeting, Mr. Samenuk proposed that in lieu of a vote of the McAfee.com Board to approve these resolutions, the resolutions be incorporated into an action by written consent, requiring execution by all members of the McAfee.com Board. On June 14, 2002, Skadden Arps, outside counsel to McAfee.com and counsel to the Special Committee, distributed an action by written consent to all members of the McAfee.com Board.

On June 21, 2002, Mr. Samenuk sent the following email to Mr. Sampath:

Srivats,

Steve and I will not sign the proposed Unanimous Consent to create an executive committee of the Board of Directors, nor will we agree to the resolution in any meeting.

The proposed resolution is unacceptable both in the details as well as in general concept. First, the requirements imposed by general Delaware law are sufficient protection for the shareholders of McAfee.com Corporation. This proposal goes far beyond those requirements. Steve and I are mindful that we are responsible under Delaware law to represent all of the shareholders of McAfee.com Corporation. We are further mindful of the conflict of interest rules under governing law. We believe that we have at all times conducted ourselves in accordance with them.

Further, the shareholders of McAfee.com Corporation have a shareholder agreement in place. This is designed for the protection of all shareholders’ interest and is the basis on which shareholders buy and sell stock in McAfee.com. The proposal violates the principles of the shareholder agreement by eliminating participation of two directors “in the sole discretion” of the other three directors.

Also, the resolution is bad corporate governance in that it seems to suggest that you, Frank and Rick do not share fiduciary responsibility to a large portion of the shareholder base of the company. Under Delaware law, you, Frank and Rick are responsible and accountable to all of the shareholders of McAfee.com Corporation (as are Steve and I). Steve and I are not willing to see that principle eroded in any way. Network Associates, Inc. as a shareholder of McAfee.com is not interested in seeing an erosion of that principle either.

There are additional problems with the proposal, but these reasons are sufficient to reject it completely.

Srivats, I suggest that you refocus yourself and your legal team on the growth of the business.

George

On June 26, 2002, Mr. Sampath sent the following email to Mr. Samenuk:

George:

I am writing to you on behalf of myself, Frank and Rick in response to your email to us of June 21, 2002:

Let me say at the outset that we actually agree with much of what you stated in your e-mail. Specifically, we agree that all of us as directors of McAfee.com have fiduciary duties to all of the company’s stockholders. Nevertheless, there are clear and demonstrable conflicts between McAfee.com and Network Associates that necessitate the formation of an executive committee along the lines that we have previously proposed.

As you are well aware, our companies are currently involved in an active dispute involving one of the most critical contracts that McAfee.com has, i.e., the McAfee.com/Network Associates reseller agreement where Network Associates is granted the right to resell McAfee.com products to consumers via the Internet. The failure of Network Associates to comply with the terms of this reseller agreement could have adverse financial consequences on McAfee.com. In addition, as you know, earlier this year Network Associates made an offer and then abruptly withdrew the offer, for all of the publicly-held shares of McAfee.com. That offer created and continues to result in a cloud over the market value of McAfee.com as an independently publicly-traded company. Because of these issues, and others, the McAfee.com board now has a number of decisions that it must make where there can be no doubt that the board’s decisions, while beneficial to the public shareholders of McAfee.com, could be adverse to the interests of Network Associates.

Without commenting on the manner in which you and Steve have addressed potential conflicts with McAfee.com in the past, the three of us believe that it is imperative that the McAfee.com board now implement a process to assure itself that, going forward, this board is able to act in a manner free from any challenges of conflicts of interest. The implementation of an executive committee is designed solely to address this concern. Further to that point and in response to your reference to the shareholder agreement, we do not understand how forming an executive committee would be inconsistent with the Indemnification and Voting Agreement which, by its own terms, is designed to ensure that the McAfee.com board include two independent directors.

Accordingly, at the next meeting of the McAfee.com board of directors, we plan to present for consideration by the full board a resolution establishing an executive committee as previously presented to you on June 14, 2002 and in the draft action by written consent.

Srivats

On or around June 28, 2002, Mr. Sampath had a telephone conversation with Mr. Richards, during which Mr. Sampath apprised him of the strong financial results for the quarter ended June 30, 2002, better than expected subscriber metrics and the progress of McAfee.com’s discussions regarding distribution and marketing relationships with America Online, Inc. and Microsoft Corporation. On the same day, Mr. Sampath sent out an e-mail notifying Mr. Samenuk that McAfee.com and America Online, Inc. had come to agreement on all remaining terms of the distribution and marketing agreement and that execution of the agreement had been scheduled for June 29, 2002.

On June 29, 2002, Mr. Sampath had a telephone conversation with Mr. Samenuk, during which Mr. Sampath apprised him of the execution of the distribution and marketing agreement with America Online, Inc., the strong financial results for the quarter ended June 30, 2002, including better than expected subscriber metrics, and the impending execution of a distribution and marketing agreement with Microsoft Corporation.

On June 30, 2002, Dr. Schell received a telephone call from Mr. Samenuk during which Mr. Samenuk informed Dr. Schell that Network Associates intended to commence an offer to exchange 0.78 of a share of Network Associates common stock for each Share (the “Proposed Offer”). Mr. Samenuk also told Dr. Schell during that conversation that Network Associates would publicly announce this intention the following day and file its offering materials with the SEC on or about July 2, 2002.

On July 1, 2002, following Network Associates’ announcement of the Proposed Offer, the Special Committee convened a meeting to discuss the Proposed Offer. Both members of the Special Committee were present. In addition, Mr. Sampath, Mr. Collins and representatives from Skadden, Arps attended this meeting. Following discussion, the Special Committee approved a press release that McAfee.com would issue the following day, announcing receipt of the Proposed Offer and advising holders of Shares to refrain from taking action in response to the Proposed Offer pending the recommendation of the Special Committee.

On July 2, 2002, the Special Committee held a meeting to consider Network Associates’ offer to exchange 0.78 of a share of Network Associates common stock for each Share on the terms initially set forth in the offer to exchange prospectus contained in the Registration Statement filed with the SEC on that day (the “Initial Offer”). Both members of the Special Committee were present. In addition, Mr. Sampath, Mr. Collins and representatives from Skadden, Arps attended this meeting. During that meeting, a representative of Skadden, Arps outlined the duties of the members of the Special Committee and described each member’s fiduciary responsibilities under Delaware law. Also during that meeting, the Special Committee determined to request the assistance of Morgan Stanley, as financial advisor, in evaluating the Initial Offer, and instructed senior management of McAfee.com to provide assistance to Morgan Stanley in that endeavor. Also on that day, Network Associates commenced the Initial Offer and filed its offering materials on a Schedule TO with the SEC.

During the week of July 2, 2002, representatives of Wilson Sonsini contacted representatives of Skadden, Arps to discuss the scheduling of mutual due diligence review. After consultation with the Special Committee, Skadden, Arps determined to decline the invitation to conduct  a diligence review of Network Associates based on the Special Committee’s preliminary view that the exchange ratio in the Initial Offer was significantly inadequate and that acceptance of the invitation would risk miscommunication of that view. Thereafter, a representative of Skadden, Arps contacted a representative of Wilson Sonsini to decline the scheduling of diligence review at that time.

On July 5, 2002, the Special Committee held a meeting with its financial advisor and legal counsel to consider the Initial Offer. Both members of the Special Committee were present. Mr. Sampath and Mr. Collins also attended the meeting. At that meeting, representatives of Morgan Stanley presented its preliminary financial analysis of the Initial Offer. Also at that meeting, a representative of Skadden, Arps advised the Special Committee on matters relating generally to the federal securities laws in connection with transactions of this type and, in particular, the Initial Offer. After deliberation and discussion, the Special Committee determined that, based on the analyses to date, the Initial Offer was inadequate and did not appropriately value McAfee.com. Later that day, Mr. Gill telephoned Mr. Samenuk to discuss the Initial Offer and the Special Committee’s views. Mr. Gill indicated to Mr. Samenuk that, even though the terms of the Initial Offer, including the exchange ratio, were substantially similar to the Prior Offer of which the Special Committee recommended acceptance, the Special Committee would not support the Initial Offer without modifications due to, among other things, significant changes in the relative business prospects of the two companies between the time of the Prior Offer and the Initial Offer and uncertainty relating to the audit results. Mr. Samenuk indicated that he needed to confer with the members of the board of directors of Network Associates, its financial advisors and legal counsel.

On July 10, 2002, Mr. Sampath telephoned Leslie Denend, a member of the board of directors of Network Associates, to inquire as to the reasons for the lack of response from Network Associates following the phone conversation between Mr. Gill and Mr. Samenuk on July 5, 2002. Mr. Denend told Mr. Sampath that, upon the advice of Network Associates’ legal counsel, he could not respond to any inquiries from McAfee.com.

Also on July 10, 2002, McAfee.com held a conference call to release to the public its financial results for the quarter ended June 30, 2002. During the conference call, and in the press release issued after the close of the market that day, McAfee.com announced that it had exceeded its estimates for the quarter. McAfee.com also raised earnings per share guidance for the quarter ending September 30, 2002. In after-hours trading, McAfee.com’s stock price traded up on the earnings news.

On July 11, 2002, Network Associates held a conference call to release to the public its financial results for the quarter ended June 30, 2002. During that conference call, and in the press release issued prior to the commencement of trading that day, Network Associates announced that while the company had met its estimates for the quarter, it lowered revenue guidance for the full 2002 calendar year. The closing price of shares of Network Associates common stock fell approximately 28% over the three trading sessions following this announcement. Notwithstanding the increase in McAfee.com’s stock price in after-hours trading the previous evening, McAfee.com’s stock price also fell approximately 21% over the same period following the Network Associates announcement.

On July 12, 2002, the Special Committee held a meeting to discuss further the Initial Offer. Dr. Schell was unable to attend this meeting. Mr. Sampath, Mr. Collins and representatives of Morgan Stanley and Skadden, Arps were also in attendance. At that meeting, representatives of Morgan Stanley presented its further preliminary financial analysis of the Initial Offer in light of the Network Associates earnings conference and the market reaction to it. Also at that meeting, representatives of Skadden, Arps advised the Special Committee on matters relating to the members’ fiduciary responsibilities under Delaware law. The Special Committee and its advisors also discussed the structural defenses, including the adoption of a stockholder rights plan, to which McAfee.com could avail itself. During the meeting, Mr. Gill received a telephone call from Mr. Samenuk, during which Mr. Samenuk, on behalf of Network Associates, proposed an increase in the exchange ratio in the Initial Offer from 0.78 to 0.85 (the “First Revised Offer”). Mr. Gill then conveyed the First Revised Offer to the Special Committee’s legal and financial advisors for discussion. Following discussion, the Special Committee determined to reject the First Revised Offer as financially inadequate. Later that day, Mr. Gill apprised Dr. Schell of the matters discussed during the meeting of the Special Committee, including the First Revised Offer.

On July 13, 2002, the McAfee.com Board convened a meeting. All McAfee.com Board members were present. In addition, Mr. Collins and representatives from Skadden, Arps attended the meeting. During that meeting, the Special Committee informed the McAfee.com Board of its preliminary view, based upon the financial analysis conducted to date and after consultation with the Special Committee’s legal and financial advisors, that the First Revised Offer is inadequate and not in the best interests of the holders of the Shares. The Special Committee also informed the McAfee.com Board that it intended to recommend to the McAfee.com Board on July 15, 2002 that it recommend that holders of the Shares reject the First Revised Offer and not exchange their Shares in the First Revised Offer, and that the McAfee.com Board formally adopt a shareholder rights plan. The Special Committee also stated its belief that there are significant long-term strategic benefits for re-combining the companies but that any re-combination should occur at a price that adequately values McAfee.com and is fair and in the best interests of the holders of the Shares other than Network Associates and its affiliates.

Immediately following the meeting of the McAfee.com Board, the entire Special Committee convened a meeting with representatives of Skadden, Arps, its legal counsel, in attendance. Mr. Sampath and Mr. Collins were also present. During the meeting, the Special Committee discussed the reasons for the Special Committee’s recommendation and matters relating to its formal recommendation to the McAfee.com Board scheduled for July 15, 2002.

On July 13, 2002, Mr. Samenuk sent the following email to Mr. Gill and Dr. Schell:

This is to confirm our discussion yesterday that we are prepared to raise our offer to 0.85 of a share of NET for each share of McAfee.com Class A Stock assuming we receive assurances from the McAfee (sic) Special Committee that it will favorably recommend the amended offer and that the McAfee.com Board or Special Committee take no action that would cause the offer conditions to fail...(e.g., adoption of a poison pill).

On July 15, 2002, the Special Committee convened a meeting to discuss the First Revised Offer. Both members of the Special Committee were present at the meeting. Mr. Sampath, Mr. Collins and representatives of Skadden, Arps and Morgan Stanley also attended the meeting. Representatives of Morgan Stanley presented its financial analysis of the 0.85 exchange ratio in the First Revised Offer. Following discussion among the Special

Committee and its advisors, Morgan Stanley delivered its oral opinion to the effect that, as of such date and subject to and based on the assumptions and other considerations that would be set forth in its written opinion, the 0.85 exchange offer described in the First Revised Offer was inadequate from a financial point of view to the holders of the Shares, other than Network Associates and its affiliates. The Special Committee then determined unanimously that the First Revised Offer is inadequate and not in the best interests of the holders of the Shares, other than Network Associates and its affiliates. On that basis, the Special Committee resolved to recommend to the McAfee.com Board, at a meeting scheduled to follow immediately the Special Committee meeting, that the McAfee.com Board reject the First Revised Offer and recommend to holders of the Shares to not exchange their Shares in the First Revised Offer. In addition, the Special Committee resolved to recommend that the McAfee.com Board formally adopt a shareholder rights plan.

Immediately following the Special Committee meeting but prior to the commencement of a meeting of the McAfee.com Board, Mr. Samenuk, on behalf of Network Associates, proposed an increase in the exchange ratio in the First Revised Offer from 0.85 to 0.90 (the “Second Revised Offer”) if the Special Committee agreed to not oppose the Second Revised Offer in this Statement and not recommend to the McAfee.com Board that it adopt a shareholder rights plan. Mr. Samenuk also stated that even if the Special Committee were to recommend the adoption of a shareholder rights plan, and the McAfee.com Board did adopt such plan, Network Associates would continue with its offer and would take all action available to it to cause the rights issued under the plan to be redeemed. Immediately following Network Associates’ proposal of the Second Revised Offer, the Special Committee convened a meeting to consider the Second Revised Offer with its legal and financial advisors. Both members of the Special Committee were present. Mr. Sampath and Mr. Collins also attended the meeting. Following discussion among the Special Committee and its advisors, the Special Committee determined, subject to the receipt of an inadequacy opinion of Morgan Stanley, that the Second Revised Offer is inadequate and not in the best interests of holders of the Shares, other than Network Associates and its affiliates, and to recommend to the McAfee.com Board that it recommend to holders of the Shares that they reject the Second Revised Offer and not exchange their Shares in the Second Revised Offer. In addition, in order to secure the increase in the exchange ratio to 0.90 in the Second Revised Offer, the Special Committee also unanimously determined that it would not at that time recommend to the McAfee.com Board the adoption of a shareholder rights plan. In determining not to recommend adoption of a shareholder rights plan, the Special Committee was cognizant of the fact that the Second Revised Offer includes a condition that prohibits Network Associates from closing the exchange offer if less than a majority of the outstanding Shares, other than Shares held by Network Associates and its affiliates, is tendered in the Second Revised Offer.

Immediately following the meeting of the Special Committee on July 15, 2002, the McAfee.com Board held a meeting to receive the recommendation of the Special Committee. All members of the McAfee.com Board were in attendance. In addition, Mr. Collins and representatives of Morgan Stanley and Skadden, Arps were present. After receiving the Special Committee’s recommendation, the McAfee.com Board, with the exception of Mr. Samenuk and Mr. Richards, who abstained, determined that the Second Revised Offer is inadequate and resolved to recommend that holders of the Shares reject the Second Revised Offer and not exchange their Shares in the Second Revised Offer, and authorized the filing of McAfee.com’s Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Second Revised Offer, which was filed with the SEC on July 16, 2002.

Later in the day on July 15, 2002, the Special Committee convened a meeting with its legal and financial advisors. Both members of the Special Committee were present at the meeting. Mr. Sampath and Mr. Collins also attended the meeting. Representatives of Morgan Stanley presented its financial analysis of the 0.90 exchange ratio in the Second Revised Offer. Following discussion among the Special Committee and its advisors, Morgan Stanley delivered its oral opinion, subsequently confirmed in writing, to the effect that as of such date and subject to and based on the assumptions and other considerations set forth in its written opinion, the exchange ratio of 0.90 described in the Second Revised Offer was inadequate from a financial point of view to the holders of the Shares, other than Network Associates and its affiliates.

Also, on July 15, 2002, Network Associates issued a press release announcing that it had increased the exchange ratio in the Second Revised Offer to 0.90 of a share of Network Associates common stock.

On July 16, 2002 prior to the open of market trading, McAfee.com issued a press release announcing the Special Committee’s and the McAfee.com Board’s assessment of the Second Revised Offer.

On July 20, 2002, the Special Committee convened a meeting with its financial and legal advisors. Both members of the Special Committee were present. Mr. Sampath and Mr. Collins also attended the meeting. Representatives of Morgan Stanley and Skadden, Arps separately provided the Special Committee with an update of market and legal developments since July 15, 2002, the immediately preceding meeting, relating to the Second Revised Offer. The Special Committee and its advisors also discussed potential strategies available to it to encourage Network Associates to amend the Second Revised Offer to increase the exchange ratio.

On July 31, 2002, Network Associates issued a press release announcing the extension of the expiration date of the Second Revised Offer to midnight, Eastern Daylight Time, on August 13, 2002. Network Associates indicated in its press release that it did not intend to increase the 0.90 exchange ratio in the Second Revised Offer. The press release further stated that as of such date, approximately 4% of the outstanding Shares had been tendered into the Second Revised Offer. Also on July 31, 2002 and prior to the open of market trading, McAfee.com issued a press release in response to the extension of the offer period. McAfee.com’s press release stated the view of the Special Committee that “while there are long-term benefits to re-combining these companies, our stockholders have made clear that the latest offer did not present a fair value for their shares.” Additionally, in that press release McAfee.com called upon Network Associates either to increase its offer to a level that the McAfee.com Board could support or “to promptly terminate and withdraw its offer so that both companies could move forward and focus on building value for our respective stockholders.”

Later on July 31, 2002, the entire Special Committee convened a meeting with its legal and financial advisors. Mr. Sampath and Mr. Collins also attended the meeting. The members of the Special Committee and its advisors discussed implications of the extension of the offer period of the Second Revised Offer, and the strategic options available to the Special Committee in response thereto, including, but not limited to, the adoption of structural defenses.

On the morning of August 5, 2002, the general counsels of Network Associates and McAfee.com telephonically discussed mediation of the intercompany disputes. Although they agreed to mediate a resolution of the disputes, they failed to reach agreement as to timing for such mediation.

Later on August 5, 2002, the Special Committee convened a meeting with its legal and financial advisors. Both members of the Special Committee were present at the meeting. Mr. Sampath and Mr. Collins also attended the meeting. At that meeting, a representative of Morgan Stanley noted, among other things, that during the offer period that ended on July 30, 2002, the closing trading prices of the Shares as compared to the closing trading prices for shares of Network Associates common stock amounted to an approximately 20% average spread. The Morgan Stanley representative further explained that on July 31, 2002, the day the offer period for the Second Revised Offer was extended, that spread was 20%, but that as of August 5, 2002, the spread had increased to 30%. Representatives of Skadden Arps then discussed with the Special Committee and Morgan Stanley various strategic actions, including the adoption of structural defenses, that McAfee.com could take in response to Network Associates’ extension of the offer period of the Second Revised Offer. The Special Committee then determined to present to the full McAfee.com Board for its consideration the Special Committee’s recommendation to adopt a stockholder rights plan if Network Associates did not terminate the Second Revised Offer or, alternatively, increase the exchange ratio in the Second Revised Offer to a price that the Special Committee could support.

On August 6, 2002, Mr. Collins distributed to all members of the McAfee.com Board, including Mr. Samenuk and Mr. Richards, an agenda for the then-scheduled meeting of the McAfee.com Board to be held on August 16, 2002. The agenda included, among other things, a reference to consideration by the McAfee.com Board of adoption of a stockholder rights plan in response to the extension of the offer period for the Second Revised Offer to August 13, 2002.

On August 12, 2002, during a meeting of the compensation committee of McAfee.com, Mr. Samenuk, a member of such committee, informed Mr. Gill and Dr. Schell, the other two members of the compensation committee, of the terms of the Offer.

On August 13, 2002 prior to the open of market, Network Associates announced the terms of the Offer and extension of the expiration date of the Offer to midnight, Eastern Daylight Time, on September 12, 2002. Later that day, representatives of Skadden, Arps contacted a representative of Wilson Sonsini, counsel to Network Associates, to discuss the timing and scope of legal due diligence review of Network Associates that the Special Committee had determined would be appropriate to undertake. Also, later that day and after the close of market, McAfee.com issued a press release advising holders of the Shares to take no action at that time in response to the Offer, and instead to await the recommendation of the Special Committee, which would be issued promptly.

On August 14, 2002, a representative of Morgan Stanley contacted a representative of JP Morgan, financial advisor to Network Associates, to discuss the timing and scope of financial due diligence review of Network Associates.

On August 15, 2002, Network Associates filed with the SEC Amendment No. 6 to the Registration Statement, which disclosed the terms of the Offer.

On August 16, 2002, the entire Special Committee convened a meeting with its legal and financial advisors to discuss the Offer. Mr. Sampath and Mr. Collins were also present. At that meeting, representatives of Morgan Stanley presented its preliminary analysis of the Offer. A representative of Skadden, Arps discussed legal matters related to the Offer, including anticipated tax consequences to the holders of the Shares, the treatment of options and the status and scope of a proposed diligence review. A representative of Skadden Arps also discussed the status of the stockholder litigation pending in the Delaware and California courts.

On August 19, 2002, representatives of Morgan Stanley met with representatives of JP Morgan and conducted financial diligence on Network Associates. On August 20, 2002, representatives of Skadden, Arps had discussions with Kent Roberts, executive vice president and general counsel of Network Associates, and representatives of Wilson Sonsini about legal matters relating to Network Associates, including the status of the SEC Investigation.

On August 22, 2002, the entire Special Committee convened a meeting with its legal and financial advisors. Mr. Sampath and Mr. Collins were also present. The Special Committee, together with its financial and legal advisors and members of senior management, discussed the results of the financial and legal diligence reviews. Representatives of Morgan Stanley presented its financial analysis of the Per Share Consideration in the Offer. Following discussion among the Special Committee and its advisors, Morgan Stanley delivered its oral opinion, subsequently confirmed in writing, to the effect that as of such date and subject to and based on the assumptions and other considerations set forth in its written opinion, the Per Share Consideration described in the Offer was fair from a financial point of view to the holders of the Shares, other than Network Associates and its affiliates. The Special Committee then determined unanimously that the Offer was fair to the holders of McAfee.com Class A Common Stock, other than Network Associates and its affiliates, and resolved to recommend to the McAfee.com Board that it recommend to holders of the Shares that they accept the Offer and exchange their Shares in the Offer.

Immediately following the meeting of the Special Committee, the entire McAfee.com Board, together with representatives of Morgan Stanley and Skadden, Arps held a meeting to receive the recommendation of the Special Committee. Mr. Collins also attended the meeting. After receiving the Special Committee’s recommendation, the McAfee.com Board, with the exception of Messrs. Samenuk and Richards who abstained, determined that the Offer was fair to holders of the Shares and resolved to recommend that such holders accept the Offer and exchange their Shares in the Offer, and authorized the filing of this Statement and a transaction statement on Schedule 13E-3.

On August 23, 2002, prior to the open of market trading, McAfee.com issued a press release announcing the recommendations of the Special Committee and the McAfee.com Board relating to the Offer.

Reasons for the Recommendation

After careful consideration, including a thorough review of the Offer with the Special Committee’s financial and legal advisors, the Special Committee and, upon the recommendation of the Special Committee, the McAfee.com Board have determined that the Offer is fair to the holders of the Shares, other than Network Associates and its affiliates.

Accordingly, the Special Committee and the Board of Directors recommend that McAfee.com holders of the Shares accept the Offer and exchange their Shares in the Offer.

In reaching its conclusion that the Offer is fair to the holders of the Shares other than Network Associates and its affiliates, the Special Committee considered numerous factors in consultation with the Special Committee’s legal and financial advisors, including but not limited to the following:

1.
The Special Committee’s belief, after taking into account the current and historical financial condition, results of operations, competitive position, business prospects and strategic objectives of each of McAfee.com and Network Associates, including the potential risks involved in achieving those prospects and other objectives, that the Per Share Consideration described in the Offer adequately reflects the long-term value inherent in McAfee.com as a standalone company.

2.
The twenty-two meetings of the Special Committee since its formation in March 2002, at which it discussed with legal and financial advisors Network Associates’ various offers and McAfee.com’s potential actions in response thereto. In particular, the Special Committee’s discussions with Morgan Stanley at the meetings of the Special Committee held on August 16, 2002 and August 22, 2002 to review the Per Share Consideration and at the meetings of the Special Committee held from July 5, 2002 through July 15, 2002 to review the exchange ratios in the Initial Offer, the First Revised Offer and the Second Revised Offer. On August 22, 2002, Morgan Stanley delivered an opinion to the effect that, as of the date of such opinion and subject to and based on the assumptions and other considerations set forth in such opinion, the Per Share Consideration described in the Offer was fair from a financial point of view to the holders of the Shares, other than Network Associates and its affiliates (the “Morgan Stanley Opinion”). The Morgan Stanley Opinion is more fully described under the heading “Opinion of the Special Committee’s Financial Advisors” and is attached to this Statement as Annex A and incorporated herein by reference.

3.
The historical and market prices of the Shares, the fact that the Per Share Consideration represents an 81% increase over the 0.675 exchange ratio described in Network Associates’ initial offer in March 2002, and the exchange ratio implied by the market prices as of the Shares and Network Associates common stock as of recent dates.

4.	The form of consideration to be paid to holders of Shares exchanged in the Offer or subsequent Merger, which included the following factors:

•
The stock portion of the Per Share Consideration in the Offer provides some opportunity for McAfee.com stockholders whose Shares are exchanged in the Offer or subsequent Merger to participate in any future growth of McAfee.com’s business indirectly through their ownership of Network Associates common stock, although the level of that participation will be reduced by the cash portion of the Per Share Consideration and such participation will be in proportion to such holder’s holdings of Network Associates common stock relative to the other outstanding shares of Network Associates common stock. McAfee.com stockholders whose Shares are exchanged in the Offer or subsequent Merger also will have some opportunity to participate in any future growth of the businesses of Network Associates other than McAfee.com and its subsidiaries.

•	Shares of Network Associates common stock, which trade on the New York Stock Exchange and have a significantly higher average daily trading volume than the Shares, are more liquid than the Shares.

•	The Special Committee and its financial advisors have been given some opportunity to perform financial and other due diligence with respect to Network Associates.

•
The uncertainty of the potential impact of the SEC Investigation on Network Associates. On March 26, 2002 the SEC commenced the SEC Investigation, which Network Associates has described in the section entitled “Risk Factors” on page 18 of its Offer to Exchange. In this regard, the Special Committee considered the uncertainties surrounding the pending SEC Investigation of Network Associates’ accounting practices, including Network Associates’ disclosure that the resolution of the investigation could require further restatement of Network Associates’ prior period financial statements and that the investigation could increase the cost of defending or resolving current stockholder litigation against Network Associates. Although the Special Committee recognized that this uncertainty remained, it also considered the following points: (1) that Messrs. Samenuk and Richards have recently certified that the information contained in Network Associates’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 fairly presents in all material respects the financial condition and results of operations of Network Associates, (2) that it is uncertain when the SEC Investigation would be resolved and (3) the likelihood that stockholders concerned about this uncertainty would have the opportunity to dispose of their holdings in Network Associates given the liquidity of Network Associates’ common stock.

•
The fixed 0.675 exchange ratio in the Offer does not provide for any increase in the stock portion of the Per Share Consideration in response to a substantial decline in the market price of Network Associates common stock before the Shares are exchanged in the Offer or subsequent Merger.

•
The cash portion of the Per Share Consideration in the Offer provides immediate liquidity and relative certainty of value to the McAfee.com stockholders whose Shares are exchanged in the Offer or subsequent Merger in the context of recent volatility in the market price of Network Associates common stock.

•
The Special Committee was aware that Network Associates has stated in the section entitled “Material United States Federal Income Tax Consequences” of its Offer to Exchange that holders of the Shares generally will recognize gain for federal income tax purposes on the cash portion of the Per Share Consideration in the Offer upon the exchange of such Shares in the Offer or subsequent Merger. The Special Committee also was aware that Network Associates has stated in the section entitled “Material United States Federal Income Tax Consequences” of its Offer to Exchange that holders of the Shares generally would not recognize gain for federal income tax purposes on the stock portion of the Per Share Consideration upon the exchange of such Shares in the Offer or subsequent Merger only if a merger of McAfee.com into Network Associates occurs and the Offer together with the Merger qualifies as a reorganization for federal income tax purposes. In the event that the Merger does not occur and the Offer together with the Merger does not qualify as a reorganization for federal income tax purposes, Network Associates has stated in the section entitled “Material United States Federal Income Tax Consequences” of its Offer to Exchange that holders of the Shares generally would recognize gain for federal income tax purposes on the stock portion of the Per Share Consideration upon the exchange of such Shares in the Offer.

5.
The combination of McAfee.com and Network Associates would reduce or eliminate customer, market and brand confusion due to the fact that McAfee.com’s on-line services and products incorporate a number of the same features as and share the McAfee brand with Network Associates products. In addition, by combining McAfee.com’s resources with those of Network Associates, McAfee.com would be able to more effectively and cost-efficiently address the consumer market and the small to medium-sized business market for services and products sold via the Internet than McAfee.com is capable of as a standalone company.

6.	The combination of McAfee.com and Network Associates would reduce or eliminate actual and potential conflicts between the companies caused by the overlapping objectives of their respective business units and confusion over market boundaries. McAfee.com’s ability to sell its services and products and to pursue certain business opportunities is restricted by the terms of the Technology Cross License Agreement and the McAfee.com Reseller Agreement. Overlapping markets and actual and potential interpretive disputes between the two companies over the scope and terms of the licenses granted to McAfee.com from Network Associates under the Technology Cross License Agreement and the McAfee.com Reseller Agreement would be eliminated by a combination of McAfee.com and Network Associates. Further, by combining with Network Associates, McAfee.com would no longer be required to negotiate exceptions to the licensing restrictions imposed by Network Associates to pursue certain business opportunities. A combined company would allow McAfee.com and Network Associates to operate with a single strategic focus.

7.
The Special Committee considered the potential impact of alleged violations by both companies of the terms of the Technology Cross License Agreement and the reseller agreements between the two companies. At the direction of the Special Committee, Evan Collins, the chief financial officer of McAfee.com, examined data for the six month period ended June 30, 2002 representing sales by Network Associates of products to consumers and small businesses via the internet and through sales to original equipment manufacturers. As part of the investigation of alleged violations under these agreements, Mr. Collins also examined data for the six month period ended June 30, 2002 representing sales by McAfee.com of products to medium to large businesses. Mr. Collins’ review was preliminary and, accordingly, it was not as extensive as an independent audit. Mr. Collins determined that, based on his limited review, the potential impact of the alleged violations under the intercompany agreements was not material to the respective revenue of each company over the six month period ended June 30, 2002. Although the Special Committee has not yet received the findings of an independent audit of potential violations of the intercompany agreements, based on Mr. Collins’ review, the Special Committee did not believe that the impact of the alleged violations of the intercompany agreements was so significant as to alter its view that the Offer adequately reflects the long-term value inherent in McAfee.com.

8.	The lack of certainty with respect to the Offer as a result of the following terms and conditions:

•
Network Associates has reserved a right to terminate the Offer based on the occurrence of any event or events that have resulted, in the good faith judgment of Network Associates, in an actual or threatened material adverse change in the business, condition (financial or other), income, operations, stock ownership or prospects of Network Associates and its subsidiaries, taken as a whole, or McAfee.com and its subsidiaries, taken as a whole.

•
Network Associates has reserved a right to waive a condition to its Offer that, after its purchase of Shares in the Offer, Network Associates would own at least 90% of the outstanding capital stock of McAfee.com. In the event Network Associates purchased Shares in the Offer such that it owned less than 90% of the outstanding capital stock of McAfee.com and was unable to consummate a short form merger whereby the remaining stockholders of McAfee.com (other than Network Associates and its affiliates) would receive the same consideration for their Shares as other stockholders in the Offer, the remaining minority stockholders of McAfee.com would hold shares that are illiquid and the price of such shares could be adversely impacted.

9.
Holders of the Shares would likely receive the consideration in payment for their Shares in the Offer or subsequent Merger sooner than if McAfee.com and Network Associates had pursued a negotiated merger transaction. The Special Committee also noted that if a sufficient number of Shares were purchased in the Offer, the Merger could be consummated without a stockholder vote, and according to the Offer to Exchange, Network Associates intends to consummate the Merger shortly after the expiration of the Offer, so that stockholders likely will receive the consideration in payment of their Shares sooner than they would have had McAfee.com and Network Associates pursued a negotiated merger transaction.

10.
The Special Committee was aware that Network Associates has stated in the section entitled “Network Associates’ Position Regarding the Fairness of the Offer and Merger” of the Offer to Exchange that Network Associates owns 75% of the McAfee.com common stock and does not intend to sell its interest. The Special Committee also considered the apparent fact that Network Associates presently and in the foreseeable future is uninterested in causing McAfee.com to sell all or substantially of all of McAfee.com’s or its subsidiaries’ assets or distributing its equity interest in McAfee.com to the stockholders of Network Associates. Because Network Associates owns approximately 75% of the outstanding capital stock of McAfee.com and controls approximately 90% of the voting power of McAfee.com, McAfee.com could not pursue any alternative transactions without Network Associates’ approval. Network Associates also cannot be compelled to structure its acquisition of the outstanding stock of McAfee.com that it does not already own in a manner different than the Offer. For these reasons, the Special Committee determined that neither an acquisition of McAfee.com by a third party nor an alternative structure for the acquisition was a feasible alternative to the Offer.

The foregoing discussion of the information and factors considered by the Special Committee and the McAfee.com Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Special Committee and the McAfee.com Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Special Committee and the McAfee.com Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that holders of the Shares accept the Offer and exchange their Shares. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Special Committee and the McAfee.com Board may have given differing weights to different factors. Throughout its deliberations, the Special Committee received the advice of Morgan Stanley and Skadden, Arps, who were retained to advise the Special Committee in connection with the Offer.

Opinion of McAfee’s Financial Advisor

Under an engagement letter dated September 12, 2001 and amendments to that engagement letter dated March 18, 2002 and July 2, 2002, the Special Committee retained Morgan Stanley to provide it with financial advisory services and a financial opinion letter in connection with the Offer. The Special Committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of McAfee.com. At the meeting of the Special Committee on August 22, 2002, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of August 22, 2002 and subject to and based upon the assumptions and other considerations set forth in the opinion, the Per Share Consideration of 0.675 of a share of Network Associates common stock and $8.00 in cash to be received by holders of the Shares, other than Network Associates and its affiliates, described in the Offer was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of August 22, 2002, is attached as Annex A. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We urge you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to the Special Committee and addresses only the fairness from a financial point of view of the Per Share Consideration pursuant to the Offer to holders of Shares, other than Network Associates and its affiliates, as of the date of the opinion. It does not address any other aspects of the Offer and does not constitute a recommendation to any holder of Shares as to whether such holder should tender such holder’s Shares in the Offer. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of McAfee.com and Network Associates;

•	reviewed certain internal financial statements and other financial and operating data concerning McAfee.com prepared by the management of McAfee.com;

•	reviewed a limited set of internal financial statements and other financial and operating data concerning Network Associates prepared by the management of Network Associates;

•	reviewed certain financial forecasts related to McAfee.com prepared by the management of McAfee.com;

•	discussed the past and current operations and financial condition and the prospects of McAfee.com with senior executives of McAfee.com;

•	discussed the past and current operations and financial condition and the prospects of Network Associates with senior executives of Network Associates;

•	reviewed the reported prices and trading activity of the Shares and of the Network Associates common stock;

•	compared the financial performance of McAfee.com and Network Associates with that of certain comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	reviewed the pro forma impact of the transaction on Network Associates’ projected earnings per share;

•	reviewed the Network Associates Offer, the Offer to Exchange and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley has deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial statements and financial forecasts, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the management’s best currently available estimates and judgments of the future financial performance of McAfee.com. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities or technology of McAfee.com or Network Associates, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley has had only a limited opportunity to speak with Network Associates and Network Associates’ representatives regarding Network Associates’ financial performance and the SEC Investigation of its past accounting practices, through a meeting in April 2002 and another meeting in August 2002, and has relied primarily on publicly available information regarding Network Associates. In addition, Morgan Stanley assumed that the Merger will be completed as described in the Offer to Exchange, the Offer and the Merger will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code of 1986, as amended, and that the holders of the Shares will be required to recognize gain for federal income tax purposes only to the extent of the cash received.

Morgan Stanley indicates in its opinion that it was advised in April 2002 by a representative of Network Associates and Network Associates also states in the Offer to Exchange that it does not intend to sell its ownership interest in McAfee.com or support a “spin-off” or similar transaction, that Morgan Stanley has assumed that this remains the case and, accordingly, in arriving at its opinion Morgan Stanley was not authorized to solicit, and did not solicit, any acquisition, business combination or other extraordinary transaction involving McAfee.com or its assets. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to, Morgan Stanley as of August 22, 2002. In its opinion, Morgan Stanley further assumes that the outcome of the SEC Investigation and the related class action litigation that is referred to in the Offer to Exchange will not have or result in any material adverse impact on Network Associates or its results of operations or condition (financial or otherwise).

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

MCAFEE.COM

Comparable Company Trading Analysis.    Morgan Stanley compared certain publicly available financial information of McAfee.com with publicly available information for selected companies which in its judgment are comparable to the business or businesses of McAfee.com. The following table lists the companies analyzed by Morgan Stanley:

McAfee.com Comparable Companies
EBay
Paypal
SurfControl
WebEx
Websense

In conducting its analysis, Morgan Stanley applied the relevant financial multiples of the comparable companies to a number of financial forecast scenarios provided by the management team of McAfee.com or from publicly available financial information. In total, there were three financial scenarios examined by Morgan Stanley: Street Case, Base Case, and Upside Case.

Street Case: The Street Case was based on a Robertson Stephens report, dated July 11, 2002. The report was chosen because of its close proximity to the mean I/B/E/S revenue and EPS estimates for 2002 and 2003, as of August 21, 2002, the last trading day prior to Morgan Stanley rendering its opinion. The research report contains revenue estimates of $85.2 million, and $110 million for 2002 and 2003 respectively. I/B/E/S mean revenue estimates for the same periods are $85.5 million and $108.9 million, respectively. For earnings, the research report contains estimates of $0.37 and $0.47 per share for 2002 and 2003, respectively. I/B/E/S mean earnings estimates for the same periods are $0.37 and $0.45 per share, respectively. I/B/E/S is a database owned and operated by Thomson Financial, which contains estimated and actual earnings, cash flows, dividends, sales, and pre-tax income data for companies in the United States, Europe, Asia and emerging markets.

Base Case: The Base Case was based on management’s internal estimates of the revenue and earnings of McAfee.com for calendar years 2002 through 2005, and includes revenues and costs associated with the agreement recently signed between McAfee.com and America Online. It assumed a 38% revenue growth from 2001 to 2002, 49% revenue growth from 2002 to 2003 and then grows revenue by 32%, annually, through 2005., For Operating Income, the model assumes a 32% operating margin in 2002, trending towards 38% in 2005.

Upside Case: The Upside Case is based on the Base Case but also assumes that McAfee.com enters into the market for enterprise customers as the low-cost distributor of Network Associates’ products, as the management of McAfee.com believes is allowed under the contractual arrangements between the companies and as described in this Statement under the caption “Conflicts of Interest and Material Agreements Between McAfee.com and Network Associates.” This case assumes that McAfee.com, as a low cost provider of Network Associates, products, is able to obtain a 5%, 10% and 15% share of Network Associates’ McAfee software-related revenues in 2003, 2004 and 2005 respectively.

Morgan Stanley then estimated the implied value per share of McAfee.com common stock for each of these financial scenarios, including a control premium as further detailed below under “Analysis of Selected Precedent Transactions,” as of August 21, 2002. Morgan Stanley estimated the following:

Calendar Year Financial Statistic	McAfee.com Financial Statistic	Comparable Company Multiple Range	Implied Value per Share of McAfee.com (including control premium)
STREET CASE
Aggregate Value to 2002 Estimated Revenues	$85.2	3.5x–5.0x	$10.60–$13.71
Aggregate Value to 2003 Estimated Revenues	$110.0	2.5x–4.0x	$10.04–$14.06
Price to 2002 Estimated Cash Earnings Per Share	$0.37	35x–45x	$16.38–$21.06
Price to 2003 Estimated Cash Earnings Per Share	$0.47	25x–35x	$14.61–$20.45
MORGAN STANLEY VALUE RANGE			$11.25–$18.75

BASE CASE
Aggregate Value to 2002 Estimated Revenues	$85.9	3.5x–5.0x	$10.66–$13.80
Aggregate Value to 2003 Estimated Revenues	$127.6	2.5x–4.0x	$11.11–$15.77
Price to 2002 Estimated Cash Earnings Per Share	$0.37	35x– 45x	$16.21–$20.85
Price to 2003 Estimated Cash Earnings Per Share	$0.49	25x–35x	$15.18–$21.25
MORGAN STANLEY VALUE RANGE			$11.25–$20.00

UPSIDE CASE
Aggregate Value to 2002 Estimated Revenues	$85.9	3.5x–5.0x	$10.66–$13.80
Aggregate Value to 2003 Estimated Revenues	$148.4	2.5x–4.0x	$12.38–$17.80
Price to 2002 Estimated Cash Earnings Per Share	$0.37	35x–45x	$16.21–$20.85
Price to 2003 Estimated Cash Earnings Per Share	$0.51	25x–35x	$15.78–$22.10
MORGAN STANLEY VALUE RANGE			$12.50–$21.25

No company utilized in the comparable company analysis is identical to McAfee.com. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of McAfee.com, such as the impact of competition on the businesses of McAfee.com and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of McAfee.com or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Exchange Ratio Premium Analysis.    Morgan Stanley reviewed the ratios of the closing prices of McAfee.com common stock divided by the corresponding closing prices of Network Associates common stock over various periods ending on August 21, 2002. These ratios are referred to as period average exchange ratios. Morgan Stanley calculated the implied exchange ratio set forth in the Offer on August 21, 2002, by converting the $8.00 per share cash portion of the Offer into Network Associates common stock based on the August 21, 2002 closing price of Network Associates common stock and adding this amount to the per share stock portion of the Offer. The implied exchange ratio based on the closing prices of McAfee.com and Network Associates common stock on August 21, 2002, was 1.223. Morgan Stanley examined the premiums represented by the implied exchange ratio set forth in the Offer over these period average exchange ratios, and found them to be as follows:

Period Ending August 21, 2002	Period Average Exchange Ratio	Transaction Premium to Period Average Exchange Ratio
Last 12 Month (High)	1.440x	(15%)
Last 12 months (Low)	0.431x	184%
Last 12 months	0.926x	32%
Last 5 days	1.246x	(2%)
Last 10 days	1.259x	(3%)
Last 20 days	1.204x	2%
Last 30 days	1.129x	8%
Last 60 days	0.945x	29%
Last 90 days	0.881x	39%
Last 120 days	0.829x	48%
August 21, 2002	1.216x	1%

Discounted Equity Value.    Morgan Stanley performed an analysis of the implied present value per share of McAfee.com Shares on a standalone basis based on McAfee.com’s projected future equity value using the different financial scenarios provided by the management team or from publicly available financial information, and then applied a control premium as further detailed below under “Analysis of Selected Precedent Transactions.” To calculate the Discounted Equity Value for the Base Case and the Upside Case, Morgan Stanley used the estimate for 2004 and 2005 earnings per share provided by management, multiplied that number by a Next Calendar Year Multiple Range, and then discounted the result by 15% for one year for the 2004 statistic, and for two years for the 2005 statistic. For the Street Case, the 2003 earning per share estimate was grown at a long-term projected annual growth rate of 35%.

Calendar Year Financial Statistic	McAfee.com Financial Statistic	Next Calendar Year Multiple Range	Discount Rate	Implied Value Per Share of McAfee.com (including control premium)
Street Case
2004, 2005 Estimated Cash Earnings Per Share	$0.63–$0.85	20x–30x	15.0%	$13.72–$24.16

Base Case
2004, 2005 Estimated Cash Earnings Per Share	$0.70–$0.93	20x–30x	15.0%	$15.24–$26.37

Upside Case
2004, 2005 Estimated Cash Earnings Per Share	$0.77–$1.07	20x–30x	15.0%	$16.66–$30.22

Analysis of Selected Precedent Transactions.    Morgan Stanley compared publicly available information for selected minority buy-back transactions to the relevant statistics for McAfee.com. The following is a table that lists the transactions Morgan Stanley reviewed:

Selected Precedent Transaction (Target / Acquiror)

Swiss Army Brands / Victorinox AG

Travelocity / Sabre Holdings

Intimate Brands / Limited

Aquila / Utilicorp

Liberty Digital / Liberty Media Corp

TD Waterhouse / Toronto Dominion

TyCom / Tyco Intl.

Spectra-Physics / Thermo Electron Corp

Liberty Financial Companies / Liberty Mutual Insurance

Unigraphics Solutions Inc. / Electronic Data Systems

CSFBdirect (formerly DLJdirect) / CSFB

Westfield America / Westfield America Trust

Azurix Corp / Enron Corp

Hertz Corp / Ford Motor Co.

BHC Communications Inc. / News Corp Ltd

Hartford Life / Hartford Financial Svcs

Homestead Village Inc. / Security Capital Group

Travelers Property Casualty / Citigroup Inc.

Vastar Resources Inc. / BP Amoco Inc.

Howmet Intl Inc. / Alcoa Inc.

CareInsite (Medical Manager) / Healtheon/WebMD

Thermo Instrument Systems / Thermo Electron Corp

Thermedics / Thermo Electron Corp

For each precedent transaction, Morgan Stanley analyzed, as of the announcement date of each precedent transaction, the premiums to the one-day price and the 10-day average price prior to the announcement of each precedent transaction and the 10-day average exchange ratio premium. In the universe of precedent transactions, the range of price premia to the one-day price was 2% to 140%, with a median of 24.7%, the range of price premia to the 10-day average price range was 1% to 126%, with a median of 27.3%, and the 10-day average exchange ratio premium range was (13%) to 68%, with a median of 9.1%. Based on the review of the precedent transactions, Morgan Stanley incorporated a 25% control premium in its calculation of the implied value per share of McAfee.com under each of the comparable company trading analysis and the discounted equity analysis described above.

In addition to examining the trading prices of McAfee.com over a range of dates ending August 12, 2002 (the “August Unaffected Price”), the last trading day before Network Associates announced the Offer, Morgan

Stanley also estimated the unaffected price of McAfee.com by indexing its unaffected price as of March 15, 2002 to the selected universe of comparable companies (described above). The McAfee.com March Unaffected Indexed Price is the price of McAfee.com on March 15, 2002 ($15.54), reduced by 11.4%, the amount the McAfee.com’s comparable company universe has fallen since March 15, 2002, the last trading day before Network Associates announced its intent to commence the Prior Offer. Morgan Stanley then applied a range of premia to the McAfee.com March Unaffected Indexed Price based on the one-day price premia for the transactions listed above.

Precedent Transaction Financial Statistic	Precedent Transaction Statistic Range	McAfee.com Indexed Unaffected Price	Implied Value per Share of McAfee
Premium to 1-day March Unaffected Indexed Price	10%–50%	$13.77	$15.15–$20.66
Premium to the 1-day August Unaffected Price	10%–50%	$12.84	$14.12–$19.26
Premium to the 10-day Avg. August Unaffected Price	10%–50%	$12.96	$14.26–$19.45
Premium to the 10-day Avg. August Unaffected Exchange Ratio	0%–25%	1.157x	$16.89–$21.11
MORGAN STANLEY VALUE RANGE			$15.00–$20.00

No company or transaction utilized in the analysis of selected precedent transactions is identical to McAfee.com or Network Associates or the Offer. In evaluating the precedent acquisition transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of McAfee.com and Network Associates, such as the impact of competition on the business of McAfee.com, Network Associates, or the industry generally, industry growth and the absence of any adverse material change in financial condition and prospects of McAfee.com, Network Associates or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Accretion/Dilution Analysis: Morgan Stanley analyzed the pro forma impact of the Offer on the combined projected cash earnings per share of Network Associates for the fourth quarter of calendar year 2002, and the year ending December 31, 2003. In performing this analysis, Morgan Stanley utilized the three different financial scenarios described above and certain publicly available financial information for Network Associates.

Morgan Stanley’s analysis indicated that, exclusive of the impact of potential synergies, the Offer would result in cash earnings per share dilution of approximately 2.7%, 2.8% and 1.6% for the last quarter of 2002, and dilution of approximately 2.7%, 2.2% and 1.6% for the calendar year ending December 31, 2003, for the Street Case, Base Case and Upside Case scenarios, respectively, and the combined company would have to realize synergies of approximately $1.9 million in the last quarter of 2002 for each scenario, and approximately $7.1 million, $5.8 million and $4.2 million in the calendar year ending December 31, 2003 for the Street Case, Base Case and Upside Case scenarios, respectively, in order for the transaction to be neutral to the earnings per share of Network Associates.

As part of its analysis of the pro forma impact of the Offer, Morgan Stanley observed that in the calendar year ending December 31, 2003, exclusive of the impact of potential synergies, McAfee.com would augment Network Associates’ revenue growth rate, and increase Network Associates’ net and operating margins.

Network Associates

Trading Range.    Morgan Stanley reviewed the range of closing prices of Network Associates common stock for different time periods, ending August 21, 2002, the last trading day prior to Morgan Stanley rendering its fairness opinion. Morgan Stanley observed the following:

Period Ending August 21, 2002	Value Per Share
Last 30 days	$10.10–$14.60
Last 60 days	$10.10–$20.95
Last 90 days	$10.10–$25.81
Last 120 days	$10.10–$20.95
Last Twelve Months	$10.10–$30.26

Comparable Company Trading Analysis.    Morgan Stanley compared certain publicly available financial information of Network Associates with publicly available information for selected companies which, in its judgment, are comparable to the business or businesses of Network Associates. The following table lists the companies analyzed by Morgan Stanley:

Network Associates Comparable Companies
BEA Systems
Check Point Software
Internet Security Systems, Inc.
NetIQ
RSA Security Inc.
Symantec Corporation
Trend Micro Incorporated

In conducting its analysis, Morgan Stanley applied the relevant financial multiples of the comparable companies to publicly available securities research analyst estimates of various financial statistics for Network Associates. Because Network Associates owns approximately 75% of McAfee.com, Network Associates reports its financial results on a consolidated basis under GAAP and therefore includes in its financial statements the impact of its ownership of McAfee.com. However, Network Associates also reports its financial performance on a standalone basis excluding the impact of its ownership of McAfee.com and most securities research analysts report and project financial estimates for Network Associates excluding the results from McAfee.com. In order to compare the financial statistics of Network Associates with those of comparable companies, the trading statistics for Network Associates were adjusted to reflect its ownership in McAfee.com. Morgan Stanley estimated the McAfee.com value per share of Network Associates (“McAfee.com value per share of Network Associates”) based on its fully diluted, proportionate ownership of McAfee.com, calculated using the McAfee.com August Unaffected Price. Morgan Stanley then estimated the implied value per share of Network Associates as of August 21, 2002 by adding the McAfee.com value per share of Network Associates to the product of financial multiples of the comparable companies and publicly available securities research analyst estimates. Morgan Stanley estimated the following:

Calendar Year Financial Statistic	Network Associates Multiple (Excluding McAfee.com)	Comparable Company Multiple Range	Implied Value per Share of Network Associates (including McAfee.com)
Aggregate Value to 2002 Estimated Revenues	1.6x	2.0x–3.5x	$16.68–$24.50
Aggregate Value to 2003 Estimated Revenues	1.5x	2.0x–3.0x	$17.72–$23.46
Price to 2003 Estimated Cash Earnings Per Share	15.5x	15.0x–22.0x	$14.22–$19.50

No company utilized in the comparable company analysis is identical to Network Associates. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Network Associates, such as the impact of competition on the businesses of Network Associates and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Network Associates or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Discounted Equity Value.    Morgan Stanley performed an analysis of the implied present value per share of Network Associates common stock on a standalone basis based on the projected future equity value of Network Associates (excluding McAfee.com) using equity research analyst projections that were publicly available as of August 21, 2002 for Network Associates’ cash earnings projections for calendar year 2003. To calculate the projected earnings for 2004 and 2005, Morgan Stanley used the 2003 median of available street estimates for 2003 earnings (as of August 21, 2002) and grew the earnings annually at the I/B/E/S long-term growth rate for Network Associates as of August 21, 2002 (20%). For each analysis, Morgan Stanley estimated the implied value per share of Network Associates as of August 21, 2002 by adding the McAfee.com value per share of Network Associates to the implied present value per share of Network Associates Common Stock on a standalone basis excluding McAfee.com.

Calendar Year Financial Statistic	Network Associates Financial Statistic	Next Calendar Year Multiple Range	Discount Rate	Implied Value Per Share of Network Associates (including McAfee.com)
2004 Estimated Cash Earnings Per Share	$0.91	15.0x–22.0x	15.0%	$14.76–$20.29
2005 Estimated Cash Earnings Per Share	$1.09	15.0x–22.0x	15.0%	$15.33–$21.12

In connection with the review of the Offer by the Special Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of McAfee.com or Network Associates. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of McAfee.com or Network Associates. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Per Share Consideration for each Share pursuant to the Offer to the holders of Shares other than Network Associates and its affiliates and in connection with the delivery of its written opinion dated August 22, 2002 to the Special Committee. These analyses do not purport to be appraisals or to reflect the prices at which the Shares or Network Associates common stock might actually trade. Morgan Stanley did not recommend any specific consideration to the Special Committee or that any given consideration constituted the appropriate consideration for the Offer.

In addition, as described elsewhere in this Statement, Morgan Stanley’s opinion and its presentation to the Special Committee was one of many factors taken into consideration by the Special Committee in reaching its recommendation with regard to their Offer. Consequently, the analyses as described above should not be viewed in any way as determinative of the opinion of the Special Committee.

The Special Committee retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the past, Morgan Stanley and its affiliates have provided financial advisory services for Network Associates, and have received fees for the rendering of these services. In the ordinary course of business, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers, in the equity and other securities of McAfee.com, Network Associates or any other parties involved in the Offer.

Under the amended engagement letter, Morgan Stanley provided financial advisory services and its opinion in connection with the Offer, and McAfee.com agreed to pay Morgan Stanley a customary fee for its services. McAfee.com has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, McAfee.com has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Intent to Tender

To the best of McAfee.com’s knowledge, as of the date of this Statement, each of McAfee.com’s executive officers or directors currently intends to exchange Shares over which he has sole dispositive power into the Offer, other than Shares, if any, that if exchanged would cause him to incur liability under the short-swing profit provisions of the Exchange Act.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Morgan Stanley is acting as the Special Committee’s exclusive financial advisor in connection with the Offer. Pursuant to the terms of Morgan Stanley’s engagement, McAfee.com has agreed to pay Morgan Stanley for its financial advisory services (i) an opinion fee equal to $1.5 million payable on July 15, 2002, which was the first date that Morgan Stanley advised the Special Committee that it was prepared to render an opinion with regard to the inadequacy, adequacy or fairness of the First Revised Offer, and (ii) a transaction fee (the “Initial Transaction Fee”) equal to the sum of 0.724% (the “Transaction Fee Percentage”) of the Initial Transaction Value (as defined below) and 0.008% of the Current Transaction Value (as defined below) for every 1% increase in the exchange ratio above Network Associate’s Prior Offer exchange ratio of 0.78. The “Initial Transaction Value” is defined as the total number of shares of common stock (including the number of shares which would be outstanding upon the exercise of any options, warrants, or upon conversion of any securities convertible into common stock) of McAfee.com, multiplied by the “Price per Share” which is the 0.78 exchange ratio contained in the April 2002 Prior Offer, multiplied by the average closing price of a share of the common stock of Network Associates over the five trading day period, up to and including the trading day two business days prior to the public announcement of the 0.78 exchange ratio in April, or $23.27. “Current Transaction Value” is calculated in the same manner as the Initial Transaction Value, but the “Price per Share” is equal to the applicable exchange  ratio implied by the Offer (adjusted for the cash component of the Offer based on relevant average market prices in order to arrive at an exchange ratio equivalent as if the Per Share Consideration consisted solely of Network Associates common stock) multiplied by the average closing price of Network Associates over the five trading day period, up to and including the trading day two business days prior to the public announcement of the Offer. Pursuant to the terms of Morgan Stanley’s engagement, McAfee.com has also agreed to pay Morgan Stanley a fee equal to the Initial Transaction Fee payable under the terms of the March 18, 2002 engagement letter if the Offer is withdrawn, terminates, expires, or otherwise does not result in the acquisition of the Shares not owned by

Network Associates for a period of twelve months after the withdrawal of the Offer. In addition, McAfee has agreed to reimburse Morgan Stanley for its expenses incurred in connection with its services, including the fees and expense of its legal counsel and any other advisor retained by Morgan Stanley, and will indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities, including liabilities arising under the federal securities laws. In the ordinary course of its trading, asset management, brokerage, and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of McAfee.com and Network Associates. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for McAfee.com and Network Associates and have received fees for the rendering of those services.

McAfee.com has retained Innisfree M&A Incorporated (“Innisfree”) to assist it in connection with McAfee.com’s communications with its shareholders with respect to the Offer. Innisfree will receive $12,500 for its services for the period ending July 31, 2002, in addition to a per call fee for calls with McAfee.com stockholders and reimbursement of out-of-pocket expenses. In the event the Offer is extended, McAfee.com will pay Innisfree an additional $5,000 per month, or part thereof, until the Offer expires or is withdrawn. McAfee.com has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with the engagement.

McAfee.com has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer. Joele Frank will receive a standard hourly rate for services performed by its representatives, with a minimum fee of $7,500 per month, which amounts will be credited against a non-refundable advance of $35,000. Joele Frank also will be reimbursed for out-of-pocket expenses. McAfee.com has agreed to indemnify Joele Frank against certain liabilities arising out of or in connection with its engagement.

Except as set forth above, neither McAfee.com nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of McAfee.com concerning the Offer.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the Shares have been effected during the past 60 days by McAfee.com, or to the knowledge of McAfee.com, by any executive officer, director or affiliate of McAfee.com, other than ordinary course purchases under McAfee.com’s ESPP.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

McAfee.com is not currently undertaking or engaged in any negotiations in response to the Offer or subsequent Merger that relate to or would result in: (a) a tender offer for or other acquisition of Shares by McAfee.com, any of its subsidiaries or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving McAfee.com or any of its subsidiaries, (c) a purchase, sale or transfer of a material amount of assets of McAfee.com or any of its subsidiaries or (d) a material change in the present dividend policy, indebtedness or capitalization of McAfee.com.

Except as set forth in this Statement, there are no transactions, resolutions of the McAfee.com Board, agreements in principle or signed agreements in response to the Offer or subsequent Merger, that relate to or would result in one or more of the events referred to in the preceding paragraph. Notwithstanding the foregoing, the McAfee.com Board may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph. McAfee.com has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that McAfee.com may conduct.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED

Legal Matters

On March 18, 2002, Network Associates announced its intention to commence an exchange offer for the Shares. That same day, the following six lawsuits were filed in Delaware Chancery of Court against McAfee.com, Network Associates, and certain of the McAfee.com officers and directors, seeking to enjoin the exchange offer: Bank v. McAfee.com Corp., et al., C.A. No. 19481; Birnbaum v. Sampath, et al., C.A. No. 19482; Brown v. Sampath, et al., C.A. No. 19483; Chin v. McAfee.com Corp., et al., C.A. No. 19484; Monastero v. Sampath, et al., C.A. No. 18485; Ebner v. Sampath, et al., C.A. No. 19487. These six actions were consolidated as In re McAfee.com Shareholders Litigation, C.A. No. 19481-NC, and a class consisting of certain public stockholders of McAfee.com was certified.

On April 25, 2002, Network Associates withdrew the Prior Offer. On July 2, 2002, Network Associates commenced the Offer. On July 8, 2002, plaintiffs in the consolidated Delaware class actions filed a second amended complaint concerning the renewed exchange offer, which named as defendants McAfee.com, Network Associates, Mr. Sampath, Mr. Samenuk and Mr. Richards. The second amended complaint purports to assert claims for breach of fiduciary duty and seeks damages and injunctive relief with respect to the Offer.

On July 17, 2002, plaintiffs filed a motion to enjoin the Offer, which they withdrew before it was to be heard by the Delaware Court of Chancery. McAfee.com filed an answer to the second amended complaint on August 9, 2002, and has also responded to discovery requests by plaintiffs.

In addition to the actions pending in Delaware, three actions were filed in California by purported stockholders of McAfee.com challenging the Prior Offer or the Offer on substantially similar grounds as the Delaware actions. Two actions captioned Peyton v. Richards, et al., Case Nos. CV 806199 (filed on March 19, 2002) and 809111 (filed on July 1, 2002), were filed in Santa Clara Superior Court. The first Peyton action purported to assert claims for breach of fiduciary duty and sought injunctive relief with respect to the initial withdrawn exchange offer. Pursuant to a stipulation by the parties, the first Peyton action was dismissed without prejudice on August 12, 2002. The second Peyton action asserts the same claims and seeks the same relief as the first Peyton action, but with respect to the renewed exchange offer. On August 14, 2002, McAfee.com filed a motion to stay the second Peyton action pending resolution of the consolidated Delaware class action. McAfee.com’s motion to stay is scheduled to be heard on September 10, 2002. The third action, which is captioned Getty v. Sampath, et al., Case No. C-02-1692 PJH (filed on April 9, 2002), is pending in the United States District Court, Northern District of California, and purports to assert claims for breach of fiduciary duty and seeks damages and injunctive relief with respect to the Prior Offer. Neither McAfee.com nor any of the other defendants has responded to this complaint.

The foregoing actions challenging the exchange offer or renewed exchange offer are all at a preliminary stage and it is therefore too soon to predict with any certainty their outcome. However, based upon its current understanding of the facts, McAfee.com believes that these actions have no merit, and it will defend itself vigorously.

Short Form Merger

Under Section 253 of the DGCL, if Network Associates acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares (including Shares based on conversion of Network Associates’ Class B common stock into Shares), Network Associates will be able to effect a short-form merger of McAfee.com with and into Network Associates, without a vote of the stockholders of McAfee.com. Information on the short-form merger can be found in the section entitled “Purpose of the Offer and Merger; The Merger; Appraisal Rights” in the Offer to Exchange.

Appraisal Rights

Holders of Shares do not have statutory appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger, if Network Associates proceeds with the Merger. Those rights, including the procedures stockholders must follow in order effectively to demand and perfect such rights, are summarized in the section entitled “Purpose of the Offer; The Merger; Appraisal Rights” in the Offer to Exchange. The Delaware statute governing appraisal rights is attached to the Offer to Exchange as Annex A. Failure to follow the steps required by the Delaware statute governing appraisal rights may result in the loss of such rights.

Certain Legal and Regulatory Matters

Except for the SEC’s declaring Network Associates’ Registration Statement effective, McAfee.com is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Network Associates’ acquisition or ownership of Shares. Network Associates has stated in the section entitled “Certain Legal and Regulatory Matters” in its Offer to Exchange that it intends to make all required filings under the Securities Act of 1933, as amended, and the Exchange Act.

State Takeover Laws

A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive officers or principal places of businesses in such states. Network Associates has stated, in the section entitled “Certain Legal and Regulatory Matters” in its Offer to Exchange, that it has not attempted to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Network Associates may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Exchange, Network Associates might be unable to accept for payment or purchase Shares tendered pursuant to the Offer of be delayed in continuing or consummating the Offer. In such case, according to the Offer to Exchange, Network Associates may not be obligated to exchange any Shares tendered in the Offer.

As permitted under the DGCL, McAfee.com has in its certificate of incorporation exempted itself from the applicability of Section 203 of the DGCL, which prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the “business combination” is approved by the board of directors of such corporation prior to such time.

Provisions for Unaffiliated Security Holders

McAfee.com has made no provision in connection with the Offer to grant any unaffiliated securities holder access to its corporate files or to obtain counsel or appraisal services at the expense of McAfee.com.

ITEM 9.    EXHIBITS

Exhibit No.

Exhibit (a)(1)	Letter, dated July 16, 2002, to holders of the Class A Common Stock of McAfee.com (included in the mailing to holders of Class A Common Stock)(9)

Exhibit (a)(2)	Press release issued by McAfee.com Corporation on July 16, 2002(9)

Exhibit (a)(3)	Press release issued by McAfee.com Corporation on July 2, 2002(1)

Exhibit (a)(4)	Opinion of Morgan Stanley & Co. Incorporated, dated July 15, 2002(9)

Exhibit (a)(5)	Letter, dated July 19, 2002, to stockholders of McAfee.com Corporation(10)

Exhibit (a)(6)	Investor Roadshow, July 2002(11)

Exhibit (a)(7)	Posting on McAfee.com Corporation’s website providing information to McAfee.com’s stockholders about the exchange offer(12)

Exhibit (a)(8)	Press release issued by McAfee.com Corporation on July 31, 2002(13)

Exhibit (a)(9)	Press release issued by McAfee.com Corporation on August 13, 2002(14)

Exhibit (a)(10)	Letter, dated August 23, 2002, to holders of the Class A Common Stock of McAfee.com Corporation (included in the mailing to holders of Class A Common Stock)

Exhibit (a)(11)	Press release issued by McAfee.com Corporation on August 23, 2002

Exhibit (a)(12)	Opinion of Morgan Stanley & Co. Incorporated, dated August 22, 2002 (attached as Annex A to this Statement and included in the mailing to holders of Class A Common Stock)

Exhibit (a)(13)	Prospectus, dated August 15, 2002(15)

Exhibit (a)(14)	Letter of Transmittal(16)

Exhibit (a)(15)	Form of Notice of Guaranteed Delivery(16)

Exhibit (a)(16)	Form of Letter from Networks Associates, Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(16)

Exhibit (a)(17)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients(16)

Exhibit (a)(18)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9(16)

Exhibit (e)(1)	Proxy Statement on Schedule 14A, dated April 30, 2002, relating to McAfee.com Corporation’s 2002 Annual Meeting of Stockholders(2)

Exhibit (e)(2)	McAfee.com Corporation Amended and Restated 1999 Stock Plan and form of agreements thereunder(3)

Exhibit (e)(3)	Change in Control Agreement, dated as of July 14, 2000, by and between McAfee.com Corporation and Srivats Sampath(4)

Exhibit (e)(4)	First Amendment, dated as of August 1, 2001, to the Change and Control Agreement, dated as of July 14, 2000, by and between McAfee.com Corporation and Srivats Sampath(5)

Exhibit (e)(5)	Change in Control Agreement, dated as of July 14, 2000, by and between McAfee.com Corporation and Evan Collins(4)

Exhibit (e)(6)	First Amendment, dated as of August 1, 2001, to the Change and Control Agreement, dated as of July 14, 2000, by and between McAfee.com Corporation and Evan Collins(5)

Exhibit (e)(7)	McAfee.com 1999 Employee Stock Purchase Plan and form of agreements thereunder(3)

Exhibit (e)(8)	McAfee.com 1999 Director Option Plan and form of agreements thereunder(3)

Exhibit (e)(9)	Third Amended and Restated Certificate of Incorporation of McAfee.com Corporation, dated December 3, 1999(3)

Exhibit No.

Exhibit (e)(10)	Second Amended and Restated Bylaws of McAfee.com Corporation(9)

Exhibit (e)(11)	Form of Indemnification Agreement between McAfee.com Corporation and certain of its directors and executive officers(3)

Exhibit (e)(12)	Management Services Agreement, dated as of January 1, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(13)	Technology Cross License Agreement, dated as of January 1, 1999, by and among McAfee.com Corporation, Networks Associates Technology Corp. and Networks Associates, Inc.(3)

Exhibit (e)(14)	Asset Contribution and Receivables Settlement Agreement, dated as of January 1, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(15)	Tax Sharing Agreement, dated as of January 1, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(16)	Indemnification and Voting Agreement, dated August 20, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(17)	Registration Rights Agreement, dated as of July 20, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

Exhibit (e)(18)	Master OEM Distributor Agreement for Japan, dated as of January 1, 2000, by and between McAfee.com Corporation and Networks Associates K.K.(6)

Exhibit (e)(19)	Letter, dated June 29, 2001, from Networks Associates, Inc. to McAfee.com Corporation(8)

Exhibit (e)(20)	Reseller Agreement (with McAfee.com Corporation as “Reseller”), dated as of March 31, 2001, by and between McAfee.com Corporation and Networks Associates, Inc.(7)

Exhibit (e)(21)	Reseller Agreement (with Networks Associates, Inc. as “Reseller”), dated as of March 31, 2001, by and between McAfee.com Corporation and Networks Associates, Inc.(7)

Exhibit (e)(22)	Stockholders Agreement, dated as of October 31, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(3)

(1)	Filed with the Securities and Exchange Commission as Exhibit 99.1 to the Current Report on Form 8-K filed by McAfee.com Corporation on July 3, 2002 and incorporated herein by reference

(2)	Filed with the Securities and Exchange Commission as a Definitive Proxy Statement on Schedule 14A on April 30, 2002 and incorporated herein by reference

(3)	Incorporated by reference from McAfee.com Corporation’s Registration Statement on Form S-1 (File No. 333-87609), as amended, filed with the Securities and Exchange Commission

(4)	Incorporated by reference from McAfee.com Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2000

(5)	Incorporated by reference from McAfee.com Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2001

(6)	Incorporated by reference from McAfee.com Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2000

(7)	Incorporated by reference from McAfee.com Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001

(8)
Filed with the Securities and Exchange Commission as an exhibit to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by McAfee.com Corporation on April 10, 2002 and incorporated herein by reference

(9)
Filed with the Securities and Exchange Commission as an exhibit to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by McAfee.com Corporation on July 16, 2002 and incorporated herein by reference

(10)
Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by McAfee.com Corporation on July 19, 2002 and incorporated herein by reference

(11)
Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by McAfee.com Corporation on July 22, 2002 and incorporated herein by reference

(12)
Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by McAfee.com Corporation on July 30, 2002 and incorporated herein by reference

(13)
Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by McAfee.com Corporation on July 31, 2002 and incorporated herein by reference

(14)
Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 7 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by McAfee.com Corporation on August 14, 2002 and incorporated herein by reference

(15)	Incorporated by reference from Amendment No. 6 to Networks Associates, Inc.’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 15, 2002

(16)
Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 6 to the Registration Statement on Form S-4 filed by Networks Associates, Inc. on August 15, 2002 and incorporated herein by reference

SCHEDULE I

CERTAIN INFORMATION CONCERNING  THE DIRECTORS AND EXECUTIVE OFFICERS OF MCAFEE.COM

The following table sets forth the name, current business address, present principal occupation or employment and the material occupations, positions, offices or employment for the past five years of each director and executive officer of McAfee.com. Each person listed below is a citizen of the United States of America. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. None of the listed persons has engaged in any transaction or series of transactions with McAfee.com over the past two years that had an aggregate value that exceeds $60,000, other than the compensation arrangements described in McAfee.com’s 2002 Proxy Statement and the Annual Proxy Statement on Schedule 14A filed with the SEC on April 20, 2001. Except as otherwise noted, the current business address and telephone number for each person listed below is c/o McAfee.com Corporation, 535 Oakmead Parkway, Sunnyvale, California 94086 (408) 992-8100.

Name	Present Principal Occupation or Employment, Five-Year Employment History and Address

Stephen Richards
Mr. Richards has served as a director at McAfee.com since April 2001. Mr. Richards has been executive vice president and chief financial officer since April 2001 and chief operating officer since November 2001 of Network Associates. From April 1996 to August 2000, Mr. Richards served in several senior level executive positions with E*Trade Group, Inc., including chief financial officer. The current business address and telephone number for Mr. Richards is c/o Network Associates, 3965 Freedom Circle, Santa Clara, California 94086 (408) 988-3832.

Richard Schell
Dr. Schell has served as a director at McAfee.com since September 1999. Since June 2002, Dr. Schell has served as corporate chief technology officer, senior vice president and general manager of the Performance and Availability business unit of NetIQ Corporation. Dr. Schell was chief executive officer of iSharp, Inc. from September 1999 to February 2001. From October 1994 to February 1998, Dr. Schell served as senior vice president at Netscape Communications where he led the engineering team and then moved on to head up the Client Product Division.

Frank Gill
Mr. Gill has served as a director at McAfee.com since September 1999. Mr. Gill is a 23-year veteran of Intel Corporation where he held a variety of positions in sales and marketing, product development, and manufacturing operations. At the time of his retirement in June 1998, he was an executive vice president of Intel Corporation.

Name	Present Principal Occupation or Employment, Five-Year Employment History and Address

George Samenuk
Mr. Samenuk has been a director of McAfee.com since January 2001 and has served as the chairman of the McAfee.com Board since March 2001. Since January 2001, Mr. Samenuk has been president and chief executive officer of Network Associates. From January 2000 to January 2001, Mr. Samenuk served as president and chief executive officer of Tradeout, Inc., a privately held global online exchange for business surplus. Previously, he served as the General Manager of the Americas for IBM Corporation, where he was responsible for IBM’s operations in the United States, Canada and Latin America. Mr. Samenuk also served as general manager of IBM’s ASEAN/South Asia region. In addition, he has served as vice president of banking, finance and securities industries for IBM Global Services. The current business address and telephone number for Mr. Samenuk is c/o Network Associates, 3965 Freedom Circle, Santa Clara, California 94086 (408) 988-3832.

Srivats Sampath
Mr. Sampath has been a director of McAfee.com since 1999. Mr. Sampath has served as McAfee.com’s president and chief executive officer since December 1998. From June 1998 to December 1998, Mr. Sampath served as the vice president of worldwide marketing of Network Associates.

Evan Collins
Mr. Collins has served as McAfee.com’s vice president, chief financial officer and secretary since July 1999. From September 1996 to July 1999, Mr. Collins was corporate controller of Network Associates.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCAFEE.COM CORPORATION

By:	/s/ EVAN S. COLLINS
Evan S. Collins
Vice President, Chief Financial Officer and Secretary
Dated: August 23, 2002

ANNEX A

August 22, 2002

Special Committee of the Board of Directors
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, CA 94085

Members of the Special Committee of the Board:

We understand that on or about August 15, 2002, Networks Associates, Inc. (“NAI”) commenced a revised offer to exchange 0.675 of a share of common stock, par value $0.01 per share (the “NAI Common Stock”), of NAI plus $8.00 per share in cash (together, the “Per Share Consideration”) for each outstanding share of Class A common stock, par value $0.001 per share (the “Company Common Stock”), of McAfee.com Corporation (the “Company”), other than shares of the Company Common Stock owned by NAI and its affiliates, upon the terms and subject to the conditions set forth in the Prospectus (the “Prospectus”), contained in Amendment Number 6 to the Registration Statement on Form S-4 (such Amendment, the “Form S-4”) filed by NAI with the Securities and Exchange Commission on August 15, 2002, and the related Letter of Transmittal (together with the Prospectus, the “NAI Offer”). The Prospectus further provides that, following consummation of the NAI Offer (as defined below), the Company will be merged with NAI (the “Merger” and together with the NAI Offer, the “Transaction”) and each remaining outstanding share of Company Common Stock, except for shares held in the treasury of McAfee.com, shares owned by NAI and shares held by any stockholder properly exercising appraisal rights, will be converted into the right to receive the Per Share Consideration. We understand that NAI presently owns approximately 75% of the outstanding Company Common Stock (assuming conversion of the Class B common stock of the Company owned by NAI into shares of Company Common Stock in accordance with the terms of such shares). The terms of the NAI Offer are more fully set forth in the Form S-4.

You have asked for our opinion as to whether the Per Share Consideration pursuant to the NAI Offer is fair from a financial point of view to the holders of the Company Common Stock (other than NAI and its affiliates).

For purposes of the opinion set forth herein, we have:

i.	reviewed certain publicly available financial statements and other business and financial information of the Company and NAI;

ii.	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii.	reviewed a limited set of internal financial statements and other financial and operating data concerning NAI prepared by the management of NAI;

iv.	reviewed certain financial forecasts related to the Company prepared by the management of the Company;

v.	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

vi.	discussed the past and current operations and financial condition and the prospects of NAI with senior executives of NAI;

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vii.	reviewed the reported prices and trading activity of the Company Common Stock and of the NAI Common Stock;

viii.	compared the financial performance of the Company and NAI with that of certain comparable publicly-traded companies and their securities;

ix.	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

x.	reviewed the pro forma impact of the Transaction on NAI’s projected earnings per share;

xi.	reviewed the NAI Offer, the Prospectus and certain related documents; and

xii.	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements, other financial and operating data, and financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the management’s best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities or technology of the Company or NAI, nor have we been furnished with any such appraisals. We have had only a limited opportunity to speak with NAI and NAI’s representatives regarding their financial performance and the SEC investigation of their past accounting practices, through a meeting in April 2002 and another meeting in August, 2002, and have relied primarily on publicly available information regarding NAI. In this regard, we have assumed with your consent that the outcome of the inquiry commenced by the Securities and Exchange Commission into NAI and its accounting practices and the related class action litigation that is referred to in the Prospectus will not have or result in any material adverse impact on NAI or its results of operations or condition (financial or otherwise). In addition, we have assumed with your consent that the Merger will be completed as contemplated in the Prospectus, the Transaction will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code of 1986, as amended, and the holders of the Company Common Stock will be required to recognize gain for federal income tax purposes only to the extent of the cash received. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Representatives of NAI stated to us in April 2002 and in the Prospectus that NAI does not intend to sell its ownership interest in the Company to a third party, nor, as an alternative, is NAI willing to support the “spin-off” of its interest in the Company, and we have assumed with your consent that this remains the case. Accordingly, in arriving at our opinion, we were not authorized to solicit, and did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company or its assets.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the NAI Offer and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and NAI and have received fees for the rendering of those services.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company appointed to evaluate and review the NAI Offer and may not be used for any other purpose without our prior written consent, except that a copy of our opinion may be included in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 and as an exhibit to the Schedule 13E-3 required to be filed by the Company with the Securities and Exchange Commission with respect to the NAI Offer. This opinion is not intended to be and shall not constitute a recommendation to any holder of Company Common Stock as to whether to tender shares of Company Common Stock pursuant to the NAI Offer. In addition, this opinion does not in any manner address the prices at which the NAI Common Stock or the Company Common Stock will actually trade at any time.

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Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Per Share Consideration pursuant to the NAI Offer is fair from a financial point of view to holders of the Company Common Stock (other than NAI and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Charles R. Cory
Charles R. Cory Managing Director

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